SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(D)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

MModal Inc.

(Name of Subject Company)

MModal Inc.

(Names of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

60689B107

(CUSIP Number of Class of Securities)

Kathryn F. Twiddy

Chief Legal Officer

MModal Inc.

9009 Carothers Parkway

Franklin, TN 37067

(615) 261-1740

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Daniel Clivner, Esq. Simpson Thacher & Bartlett LLP 1999 Avenue of the Stars, 29th Floor Los Angeles, CA 90067 (310) 407-7500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is MModal Inc., a Delaware corporation (the “Company,” “we” or “us”). The Company’s principal executive offices are located at 9009 Carothers Parkway, Franklin Tennessee, 37067, and its telephone number is (866) 295-4600.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.10 per share (the “Common Stock”). As of the close of business on July 13, 2012, there were 57,067,956 shares of Common Stock issued and outstanding (including 1,785,295 unvested shares of restricted Common Stock (the “Restricted Stock”)).

Item 2.	Identity and Background of Filing Person

Name and Address

The Company is the subject company, and the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above under the heading “Name and Address.” The Company’s website address is http://www.mmodal.com. The Company’s website and the information on or connected to the Company’s website are not a part of this Schedule 14D-9 and are not incorporated herein by reference.

Offer

This Schedule 14D-9 relates to the cash tender offer by Legend Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Legend Parent, Inc., a Delaware corporation (“Parent”). Parent is controlled by One Equity Partners V, L.P., a Cayman Islands exempted limited partnership (“OEP V”), as disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on July 17, 2012 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase all of the outstanding shares of Common Stock at a purchase price of $14.00 per share (the “Offer Price”), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2012 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 2, 2012, by and among Parent, Purchaser and the Company (as amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that following the consummation of the Offer and satisfaction or, if permissible, waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned direct subsidiary of Parent (the “Surviving Corporation”). The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed, but if the Offer is not completed, the Merger may only be consummated after the stockholders of the Company have approved the Merger Agreement at a meeting of stockholders. At the time the Merger becomes effective (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock held by the Company as treasury stock, by Parent or Purchaser, including as a result of an exercise by Purchaser of the Top-Up Option (as defined below) (if necessary to ensure that at least 90% of the shares of Common Stock are owned by Purchaser), and by stockholders who have perfected their statutory rights of appraisal under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

According to the Schedule TO, the office address of each of Parent, Purchaser and OEP V is 320 Park Avenue, New York, New York 10022, and their telephone number is (212) 277-1500.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest, between the Company or its affiliates, on the one hand, and (i) the Company’s executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Parent or Purchaser

Merger Agreement

On July 2, 2012, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The Merger Agreement contains various representations, warranties and covenants made by the Company to Parent and Purchaser and representations, warranties and covenants made by Parent and Purchaser to the Company. The representations, warranties and covenants contained in the Merger Agreement were made as of specific dates, were the product of negotiations among the Company, Parent and Purchaser and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in a confidential disclosure letter that the parties exchanged in connection with the signing of the Merger Agreement. Such confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement. Moreover, certain representations, warranties and covenants in the Merger Agreement are intended solely to allocate risk between the Company, on the one hand, and Parent and Purchaser, on the other hand, rather than to establish matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to the Company, Parent and Purchaser that may be different from those that are applicable to the Company’s stockholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser and should not be relied upon as disclosure about the Company, Parent or Purchaser without consideration of the foregoing and the entirety of the public disclosure of the Company, Parent or Purchaser as set forth in their respective public reports filed with the SEC.

Limited Guaranty

On July 2, 2012, in connection with the entry into the Merger Agreement, OEP V executed and delivered to the Company a limited guaranty (the “Limited Guaranty”). Pursuant to the Limited Guaranty, OEP V has agreed to guarantee the performance and discharge of (i) the payment of the reverse termination fee if and when required to be paid by Parent under the terms of the Merger Agreement, and (ii) certain other payment liabilities and obligations of Parent and Purchaser under the Merger Agreement. However, under the terms of the Limited Guaranty, OEP V’s maximum liability cannot exceed $57,473,750 in the aggregate.

The Limited Guaranty will terminate upon the earliest of (i) the Effective Time (including payment of the Consideration (as defined below)), (ii) the termination of the Merger Agreement in accordance with its terms under circumstances not giving rise to a right of the Company to receive payment of the reverse termination fee from Parent or payment from Parent or Purchaser of certain payment liabilities and obligations, (iii) the payment by OEP V, Parent and/or Purchaser to the Company of the reverse termination fee or an amount of the guaranteed obligations equal to $57,473,750 in the aggregate, (iv) the assertion of certain claims or demands by the Company or any of its affiliates against OEP V, Parent, Purchaser or their affiliates and (v) the six-month anniversary following termination of the Merger Agreement in accordance with its terms (other than any termination for which clause (ii) applies).

This summary of the Limited Guaranty does not purport to be complete and is qualified in its entirety by reference to the Limited Guaranty, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Equity Commitment Letter

On July 2, 2012, in connection with the entry into the Merger Agreement, Parent and Purchaser entered into an equity commitment letter with OEP V (the “Equity Commitment Letter”) pursuant to which OEP V has agreed to provide a maximum of $447.0 million of equity financing to Parent at or before the earlier of the closing of the Offer (the “Offer Closing”) and the closing of the Merger (the “Merger Closing”) to be used for the sole purpose of funding, to the extent necessary to fund, a portion of the per share Offer Price, together with related fees and expenses, in exchange for certain equity securities of Parent. OEP V’s obligation to fund the financing contemplated by the Equity Commitment Letter is generally subject to (i) the satisfaction or waiver in accordance with the Merger Agreement of the conditions to Parent’s and Purchaser’s obligations to consummate the transactions contemplated by the Merger Agreement, (ii) the substantially contemporaneous consummation of the Offer Closing, if the Offer Closing will occur, and the Merger Closing and (iii) the contemporaneous funding of the debt financing pursuant to the terms and conditions of the debt commitment letter. The Company is a third-party beneficiary of the Equity Commitment Letter to the extent that the Company seeks specific performance to cause Parent and Purchaser to cause, or to directly cause, OEP V to fund its equity commitment in certain circumstances in accordance with the terms of the Equity Commitment Letter and the Merger Agreement.

OEP V’s obligation to fund its equity commitment will terminate automatically upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Company or any of its affiliates accepting payment from OEP V under the Limited Guaranty or the occurrence of any event that, by the terms of the Limited Guaranty, is an event that terminates OEP V’s obligations or liabilities under the Limited Guaranty, (iii) the Company or any of its affiliates, securityholders or agents asserting a claim against OEP V or its affiliates in connection with the Equity Commitment Letter, the Merger Agreement, the Limited Guaranty or any transaction contemplated thereby, other than a claim against OEP V under the Limited Guaranty pursuant to the terms thereof, a claim against OEP V under the Equity Commitment Letter pursuant to the terms thereof or a claim against Parent or Purchaser under the Merger Agreement pursuant to the terms thereof and (iv) the Effective Time following payment by OEP V of its equity commitment.

This summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Support Agreement

On July 2, 2012, in connection with the entry into the Merger Agreement, investment funds affiliated with S.A.C. Private Capital Group LLC (the “S.A.C. PCG Funds”), collectively the Company’s largest stockholder, entered into a support agreement with Parent and Purchaser (the “Support Agreement”) under which they have agreed to tender all of their shares of Common Stock in the Offer and to support the Merger and, if applicable, to vote all of their shares in favor of adoption of the Merger Agreement upon the terms and subject to the conditions of the Support Agreement. The Support Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement. Based on Schedule I to the Support Agreement, the S.A.C. PCG Funds, S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment II, LLC, International Equities (S.A.C. Asia) Limited and S.A.C. MultiQuant Fund, LLC, collectively beneficially own 17,560,291 shares of Common Stock, which represents approximately 31% of the issued and outstanding shares of Common Stock.

This summary of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Confidentiality Agreement

On April 11, 2012, the Company and One Equity Partners IV, L.P. (“OEP IV”), an affiliate of OEP V, entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the Confidentiality Agreement, OEP IV agreed, among other things, to keep non-public information regarding the Company confidential (subject to certain exceptions) until the earlier of 18 months after the date of the Confidentiality Agreement and the completion of a negotiated transaction between OEP IV and the Company. Pursuant to the Confidentiality Agreement, OEP IV agreed that it would only disclose confidential information to its representatives on a “need to know” basis or as may be required by law (subject to certain conditions and exceptions). Under the Confidentiality Agreement, OEP IV also agreed, among other things, to certain “standstill” provisions for the protection of the Company for a period of one year from the date of the Confidentiality Agreement (the “Standstill Period”) and that, subject to certain limited exceptions during the Standstill Period, OEP IV would not solicit or hire the Company’s officers and employees.

This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(5) hereto and is herein incorporated by reference.

Arrangements Between the Company and its Directors, Executive Officers and Affiliates

Overview

In considering the recommendation of the Company’s board of directors set forth in Item 4 below under the heading “Recommendation of the Board,” the Company’s stockholders should be aware that certain directors and executive officers of the Company may be considered to have interests in the transactions contemplated by the Merger Agreement (including the Offer and the Merger) that may be different from, or in addition to, those of the Company’s stockholders generally. The Company’s board of directors was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the transactions contemplated thereby and recommending that the Company’s stockholders accept the Offer, tender their shares of Common Stock in the Offer and, if the Offer is not completed or if required by applicable law, adopt the Merger Agreement.

Effect of the Offer and the Merger on Shares of Common Stock, Stock Options, Restricted Stock and Restricted Stock Units held by Directors, Executive Officers and Affiliates

Shares of Common Stock

If the Company’s directors and executive officers who own shares of Common Stock tender their shares in the Offer, they will receive the same cash Offer Price for each share of Common Stock tendered, on the same terms and conditions, as the other stockholders of the Company. As of July 13, 2012, the Company’s directors and executive officers beneficially owned, in the aggregate, 3,209,195 shares of Common Stock, excluding any shares issuable upon the exercise of options to purchase shares of Common Stock (“Stock Options”), unvested shares of Restricted Stock and shares issuable upon the vesting of restricted stock units (“Restricted Stock Units”) held by such directors and executive officers. If the directors and executive officers were to tender all 3,209,195 of these shares in the Offer and those shares were accepted for payment and purchased by Purchaser, then the directors and executive officers would receive an aggregate of $44,928,730 in cash. If the directors and executive officers of the Company who own shares of Common Stock do not tender their shares in the Offer, upon consummation of the Merger, their shares will represent the right to receive the same per share price of $14.00 in cash, without interest thereon (the “Consideration”), on the same terms and conditions, as the other stockholders of the Company.

As of July 13, 2012, the S.A.C. PCG Funds beneficially owned, in the aggregate, 17,560,291 shares of Common Stock. Pursuant to the Support Agreement, the S.A.C. PCG Funds have agreed to tender all of their shares of Common Stock in the Offer, as described under “Arrangements with Parent or Purchaser—Support Agreement” above. If those shares are accepted for payment and purchased by Purchaser, then the S.A.C. PCG Funds would receive an aggregate of $245,844,074 in cash.

Stock Options

The Merger Agreement provides that each Stock Option granted pursuant to the Company’s equity incentive plans or otherwise that is outstanding and unexercised immediately prior to the earlier of the time of the Offer Closing and the Effective Time (such earlier time, the “Acceleration Time”), whether vested or unvested, will, immediately prior to the Acceleration Time, be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the number of shares of Common Stock subject to the applicable Stock Option immediately prior to the Acceleration Time and (ii) the excess, if any, of the Offer Price over the exercise price per share of the applicable Stock Option, without interest thereon and less any applicable withholding taxes. Such cash payments will be made as soon as reasonably practicable after the Effective Time.

Restricted Stock

The Merger Agreement provides that each share of Restricted Stock (the “Restricted Stock Award”) outstanding immediately prior to the Offer Closing will become vested and all restrictions on such Restricted Stock Awards will lapse, in each case, in accordance with the terms of the equity plan and/or award agreement governing such Restricted Stock Award as in effect on the date of the Merger Agreement, and each holder thereof will have the right to tender (or direct the Company to tender on his or her behalf) the shares of Common Stock underlying the Restricted Stock Award in the Offer (net of any shares of Common Stock withheld to satisfy required withholding taxes). If any shares of Common Stock underlying such Restricted Stock Awards are not so tendered or the Offer Termination has occurred, upon the Effective Time, each such share of Common Stock underlying the Restricted Stock Award will be cancelled and converted into the right to receive the Consideration, without interest thereon and less any required withholding taxes.

Restricted Stock Units

The Merger Agreement provides that each Restricted Stock Unit that is outstanding immediately prior to the Acceleration Time (including each Restricted Stock Unit subject to performance-based vesting conditions), whether vested or unvested, will fully vest (and, with respect to each Restricted Stock Unit that is subject to performance-based vesting conditions, will vest as if all performance conditions have been achieved at the target level) immediately prior to the Acceleration Time. All such Restricted Stock Units will be cancelled at the Acceleration Time and converted into the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash equal to the product of the Offer Price and the number of shares of Common Stock subject to such cancelled Restricted Stock Unit, without interest thereon and less any applicable withholding taxes.

The following table shows the amount in cash that each executive officer is expected to receive pursuant to the Merger Agreement, based on the Stock Options, shares of Restricted Stock and Restricted Stock Units outstanding as of July 13, 2012, assuming (i) the Acceleration Time occurs on August 15, 2012 and the Effective Time occurs on August 15, 2012 and (ii) that, between July 17, 2012 and August 15, 2012, no Stock Options were exercised, no shares of Restricted Stock vested or Restricted Stock Units vested and were converted into shares of Common Stock and no additional equity awards were granted, as a result of the cancellation of all Stock Options, Restricted Stock and Restricted Stock Units held by the Company’s executive officers. The dates used to quantify these interests have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events will occur.

Name	Vested Stock Options ($)	Unvested Stock Options ($)	Vested Restricted Stock Units ($)	Unvested Restricted Stock Units and Restricted Stock ($)	Total Equity Award Cancellation Payment ($)
Directors (other than Messrs. Davenport and Kumar)
Frank Baker	—	—	—	—	—
Peter Berger	—	—	—	—	—
Robert J. Greczyn Jr.	—	—	—	74,060	74,060
Jeffrey Hendren	—	—	—	—	—
Kenneth J. McLachlan	—	—	—	74,060	74,060
James P. Nolan	—	—	—	74,060	74,060
Colin J. O’Brien	—	—	—	69,132	69,132
Andrew E. Vogel	—	—	—	74,060	74,060
Henry Wolf	—	—	—	59,276	59,276

Executive Officers
Roger L. Davenport	—	—	—	7,117,068	7,117,068
V. Raman Kumar	11,493,007	—	—	—	11,493,007
Michael Finke	—	—	—	2,956,450	2,956,450
William J. Donovan	—	—	—	277,214	277,214
Michael F. Clark	—	—	—	1,872,668	1,872,668
Randy A. Drawas	—	—	—	377,426	377,426
Juergen Fritsch	—	—	—	1,225,378	1,225,378
Matthew Jenkins	—	—	—	297,234	297,234
Detlef Koll	—	—	—	1,773,870	1,773,870
Ronald L. Scarboro	—	—	—	1,021,902	1,021,902
Amy D. Amick	—	—	—	566,146	566,146
Michael E. Raymer	—	—	—	377,426	377,426
Albert Musciano	—	—	—	200,004	200,004
Kathryn F. Twiddy	—	—	—	200,004	200,004

Employment Agreements and Offer Letters

The Company has entered into employment agreements or offer letters with each of its executive officers. These agreements generally set forth the terms and conditions of each executive officer’s employment, including the executive officer’s position, duties, annual base salary and eligibility to participate in incentive plans and other employee benefits plans of the Company.

The employment agreements and offer letters also specify the amount of severance payments and benefits that would be payable in the event of certain involuntary terminations of employment. With the exception of Mr. Davenport, no executive officers are entitled to additional severance benefits in the event of an involuntary termination of employment in connection with a change in control of the Company.

Severance Benefits

Mr. Davenport

In the event of a termination of employment by the Company without Cause (as defined in his employment agreement) or a resignation by Mr. Davenport for Good Reason (as defined in his employment agreement), subject to Mr. Davenport’s timely execution of a general waiver and release of claims and continued compliance with restrictive covenants, he will be entitled to the following payments and benefits:

•	a pro-rated annual bonus for the year of termination (based on actual performance);

•	monthly payments equal to one-eighth (1/8th) of his base salary, payable for 12 months following the date of termination;

•

a monthly payment, payable for up to 12 months following the date of termination, equal to the employer’s portion of the monthly group health premiums (provided Mr. Davenport elects COBRA continuation coverage);

•	a $35,000 lump sum payment; and

•	accelerated vesting of restricted stock awards.

In addition, if Mr. Davenport’s employment terminates under the circumstances set forth above within 12 months after a change of control, he would also be entitled to one year of base salary, payable in a lump sum.

Messrs. Donovan, Drawas, Jenkins, Raymer, Scarboro and Musciano and Ms. Amick and Ms. Twiddy

In the event of an involuntary termination of the executive officer’s employment by the Company without Cause (as defined in the applicable employment agreement) or a resignation by the executive officer for Good Reason (as defined in the applicable employment agreement), subject to the executive officer’s timely execution of a general waiver and release of claims and continued compliance with restrictive covenants, Messrs. Drawas, Jenkins, Raymer, Scarboro, Musciano and Donovan and Ms. Amick and Ms. Twiddy would be entitled to the following payments and benefits:

•	a pro-rated annual bonus for the year of termination (based on actual performance);

•	continued payment of the executive officer’s annual base salary for 12 months following the date of termination;

•

a monthly payment, payable for up to 12 months following the date of termination, equal to the employer’s portion of monthly group health premiums (provided the executive officer elects COBRA continuation coverage); and

•	accelerated vesting of performance-based restricted shares.

In addition, if there is a change in control from July 1, 2012 through September 30, 2012 or from October 1, 2012 through December 31, 2012, Mr. Scarboro would also be entitled to $225,000 or $300,000, respectively, in cash within 10 days following such change in control, subject to applicable withholding taxes.

Messrs. Finke, Kumar, Fritsch and Koll

In the event of an involuntary termination of the executive officer’s employment by the Company without Cause (as defined in the applicable employment agreement) or a resignation by the executive officer for Good Reason (as defined in the applicable employment agreement), subject to the executive officer’s timely execution of a general waiver and release of claims and continued compliance with restrictive covenants, Messrs. Finke, Kumar, Fritsch and Koll would be entitled to the following payments and benefits:

•	a pro-rated annual bonus for the year of termination (based on actual performance); and

•	continued payment of the executive officer’s annual base salary for 12 months following the date of termination.

Mr. Clark

In the event of an involuntary termination of Mr. Clark’s employment by the Company without Cause or if Mr. Clark incurs a constructive termination of employment, subject to his timely execution of a general waiver and release of claims and continued compliance with restrictive covenants, Mr. Clark would be entitled to base salary continuation for 12 months following the date of termination.

Director Compensation

Each non-employee director is paid an annual retainer of $50,000, except for Mr. McLachlan who receives $60,000 annually, reflecting an additional $10,000 retainer for his role as chair of the Company’s Audit Committee. The annual retainer is paid quarterly in arrears and pro-rated for any partial service. In addition, each independent director also receives an annual grant of a number of shares of Restricted Stock equal to an amount determined by dividing $55,000 by the fair market value of a share of Common Stock on the date of issuance, and each such grant of shares of Restricted Stock vests in full on the first anniversary of the grant date.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers based on the Offer and the Merger, assuming (i) the Acceleration Time occurs on August 15, 2012 and the Effective Time occurs on August 15, 2012 and (ii) the named executive officer experiences a qualifying termination on August 15, 2012. The table does not include compensation data for the following named executive officers of the Company for the fiscal year ended December 31, 2011 because they are no longer employed by the Company: Robert Aquilina, the Company’s former Chairman and former Chief Executive Officer; Peter L. Masanotti, the Company’s former President and former Chief Executive Officer; Clyde Swoger, the Company’s former Chief Financial Officer; Anthony D. James, the Company’s former Chief Financial Officer; and Kevin M. Piltz, the Company’s former Chief Information Officer.

“Golden Parachute Compensation”

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursements ($)(4)	Other ($)(5)	Total ($)
Roger L. Davenport	1,747,328	7,117,068	14,452	9,416	1,000,000	9,888,264
Ronald L. Scarboro	469,443	1,021,902	14,452	9,416	851,250	2,366,463
Michael Finke	425,171	2,956,450	—	—	243,750	3,625,371
Michael F. Clark	325,000	1,872,668	—	—	—	2,197,668

(1)	The potential cash severance payable to each executive upon a termination of employment by the Company without Cause or a termination by the executive for good reason or constructive termination (as defined in such executive’s employment agreement) is comprised of the following components.

Name	Base Salary Continuation ($)*	Pro-Rata Bonus ($)**	Lump Sum Expense Reimbursement ($)	Lump Sum Change in Control Severance Payment ($)***	Total ($)
Roger L. Davenport	750,000	462,328	35,000	500,000	1,747,328
Ronald L. Scarboro	367,500	101,943	—	—	469,443
Michael Finke	325,000	100,171	—	—	425,171
Michael F. Clark	325,000	—	—	—	325,000

*	Paid ratably over a 12-month period and is based on 100% of the executive’s base salary (150% for Mr. Davenport).
**	Assumes payout at target levels of performance prorated for 225 days of employment (based upon an assumed termination date) in current year. Actual payout of the pro-rata bonus will depend on actual corporate performance through the end of 2012.
***	Amount in this column is only payable if the executive’s employment is terminated by the Company without Cause or terminated by the executive for Good Reason within 12 months following a change in control.
(2)	Amounts in this column reflect the lump sum payment with respect to unvested restricted stock or restricted stock units, payable as soon as practicable following the closing of the change in control based upon an assumed per share price of $14.00.
(3)	Paid in 12 monthly installments equal to the monthly amount contributed by the Company toward group health insurance premiums for similarly situated active employees in order to continue such subsidy for the executive’s COBRA payments.
(4)	Paid in 12 monthly installments equal to the estimated amount necessary to provide the executive with the payments listed in the previous column on an after-tax basis.
(5)	Amounts in this column reflect transaction bonuses of $1,000,000 payable to Mr. Davenport, $851,250 payable to Mr. Scarboro and $243,750 payable to Mr. Finke upon the closing of the change in control. In addition, with respect to Mr. Scarboro, the transaction bonus also satisfies the special change in control bonus payment of $225,000 to which he is entitled under his employment agreement.

Transaction Close and Retention Bonuses for Certain Executive Officers

On July 2, 2012, in consideration of their substantial efforts and time commitment in managing the Company’s business and sales process concurrently and to ensure the retention of key members of management, the Company’s board of directors approved transaction close and retention bonuses in the following amounts for the following executive officers: $1,000,000 for Mr. Davenport, $851,250 for Mr. Scarboro, $312,500 for Mr. Jenkins, $275,000 for Mr. Donovan, $243,750 for Mr. Finke, $240,000 for Ms. Twiddy, $232,875 for Mr. Raymer and $168,750 for Mr. Fritsch. 50% of each individual’s award will be paid out on the date of the Merger Closing (the “Closing Date”), an additional 25% will be paid out six months after the Closing Date and the remaining 25% will be paid out 12 months after the Closing Date. If the individual’s employment is terminated without Cause (as defined in the applicable employment agreement), the individual will receive the remaining balance of the award payments within two pay periods of the termination date. If the individual resigns or the individual’s employment is terminated with Cause, the individual will not have earned and will forgo any award payments not yet received.

The bonuses were recommended by the Company’s Compensation Committee and were approved by the Company’s board of directors after it had approved the Merger Agreement. Mr. Davenport did not participate in the deliberations or approval of the bonuses by the Company’s board of directors. The Company’s board of directors also reserved an additional $200,000 in transaction close and retention bonuses, to be awarded at the discretion of the Company’s Compensation Committee. On July 16, 2012, the Compensation Committee awarded an additional $62,500 from the $200,000 discretionary pool to Mr. Jenkins in recognition of his efforts, increasing his total award to $375,000.

The bonuses will not reduce the amount to be paid to the Company’s stockholders in the transaction. If the payment of any such bonus to any of the executive officers would result in such individual being subject to the excise tax (the “Excise Tax”) imposed under Section 4999 of the Code, the Company may, in its sole discretion, reduce the amount of such bonus by the amount (as determined by a national accounting firm engaged by the Company) that would result in such individual no longer being subject to the Excise Tax. As a result, the Company has reduced Mr. Fritsch’s bonus to $103,500.

Section 16 Matters

The Merger Agreement provides that prior to the Effective Time the Company may take such further actions, if any, as are necessary or appropriate to ensure that the dispositions of equity securities of the Company (including derivative securities) pursuant to the transactions contemplated by the Merger Agreement by any officer or director of the Company who is subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are exempt under Rule 16b-3 promulgated under the Exchange Act. The Company’s board of directors took such action on July 2, 2012.

Directors’ and Officers’ Indemnification, Exculpation and Insurance

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may also indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition may be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such officer or director is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. The Company’s Amended and Restated Bylaws provide for the indemnification of the Company’s directors and officers to the fullest extent permitted under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Company’s Certificate of Incorporation provides for such limitation of liability to the fullest extent permitted by the DGCL. In addition, the Company has entered into indemnification agreements with certain of its current and former directors and executive officers to, among other things, provide them with the maximum indemnification and advancement of expenses permitted under applicable law, including, to the extent permitted by applicable law, indemnification for expenses, judgments, fines and amounts paid as a result of any lawsuit in which such person is named as a defendant by reason of being a director, officer, employee or agent of the Company.

The Merger Agreement requires Parent and the Surviving Corporation to honor all existing rights to exculpation, indemnification and advancement of expenses in favor of all current and former directors and officers of the Company and its subsidiaries and not to amend, repeal or otherwise modify such rights for a period of six years in any manner that would adversely affect such persons.

In addition, the Merger Agreement requires the Company or, if the Company is unable, Parent to cause the Surviving Corporation to obtain and fully pay the premium for the non-cancelable extension of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”) for a period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies. However, Parent and the Surviving Corporation will not be required to pay a premium for the extension that would exceed 300% of the annual premium paid by the Company for D&O Insurance for its last fiscal year. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Corporation is required to continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date of the Merger Agreement with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms and limits of liability that are no less favorable than the coverage providing under the Company’s existing policies or (ii) Parent is required to provide, or to cause the Surviving Corporation to provide, for a period of not less than six years from and after the Effective Time, the indemnitees who are insured under the Company’s D&O Insurance with comparable D&O Insurance. However, Parent and the Surviving Corporation will not be required to pay premiums for D&O Insurance that would on an annual basis exceed 300% of the premium paid by the Company for its latest fiscal year. The Merger Agreement also requires Parent and the Surviving Corporation, from and after the Effective Time for a period of at least six years, to indemnify, defend and hold harmless the current and former directors and officers of the Company and the Company’s subsidiaries against certain losses, including losses arising out of or pertaining to the Offer, the Merger, the Merger Agreement and any transactions contemplated thereby.

Item 4.	The Solicitation or Recommendation

Recommendation of the Board

After careful consideration, including a thorough review of the Offer with the Company’s legal counsel and Macquarie Capital at meetings held on June 28, July 1 and July 2, 2012, the Company’s board of directors by unanimous vote (other than Mr. Davenport, who was not present for the deliberations or the vote) (i) approved and declared advisable the Merger Agreement, the Offer, the Merger, the Top-Up Option (including the issuance of the Top-Up Option Shares (as defined below)) and the other transactions contemplated by the Merger Agreement, (ii) authorized and approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated by the Merger Agreement, (iii) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer, the Top-Up Option and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of the Company, (iv) directed that the adoption of the Merger Agreement be submitted for a vote at a meeting of the stockholders of the Company unless the adoption of the Merger Agreement by the Company’s stockholders is not required by applicable law, (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Common Stock pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and (vi) approved for all purposes Purchaser, Parent and their affiliates, the Merger Agreement and the transactions contemplated by the Merger Agreement to exempt such persons, agreements and transactions from any anti-takeover laws. See “Background of the Offer and the Merger; Reasons for the Recommendation of the Board—Background of the Offer and the Merger” below for a discussion of the reasons Mr. Davenport was not present for the deliberations or the vote on this matter.

Accordingly, and for the other reasons described in more detail below, the Company’s board of directors by unanimous vote (other than Mr. Davenport, who was not present for the deliberations or the vote) recommends that the Company’s stockholders accept the Offer, tender their shares of Common Stock pursuant to the Offer and, if the Offer is not completed or if required by applicable law, adopt the Merger Agreement. See “Background of the Offer and the Merger; Reasons for the Recommendation of the Board—Background of the Offer and the Merger” below for a discussion of the reasons Mr. Davenport was not present for the deliberations or the vote on this matter.

The Company’s press release announcing the execution of the Merger Agreement is filed as Exhibit (a)(6) hereto and is incorporated herein by reference.

Background of the Offer and the Merger; Reasons for the Recommendation of the Board

Background of the Offer and the Merger

The Company’s board of directors (the “Board”), with the assistance of the Company’s senior management and advisors, continually reviews and assesses the Company’s long-term strategic plan with the goal of maximizing stockholder value. As part of this ongoing process, the Board also periodically reviews the Company’s strategic and financial alternatives, including prospects for mergers and acquisitions.

The Company believes there is a limited window of opportunity to transform itself from a transcription services company to a competitive healthcare technology business. To achieve this objective, among other things, during the past two years, the Company undertook a number of important steps, including an initial public offering on NASDAQ in February 2011, hiring Roger Davenport as its Chairman and Chief Executive Officer in July 2011 and acquiring speech and natural language understanding technology developer MultiModal Technologies, Inc. (“MultiModal”) in July 2011. In January 2012, the Company changed its name to MModal Inc. (and ticker symbol to MODL) to reflect the future strategic direction of the Company.

From time to time during the past two years, representatives of the Company and members of the Board met with the Chief Executive Officer of a competitor of the Company, which we refer to as Party A, and members of Party A’s board of directors to discuss and exchange information regarding a potential acquisition of the Company by Party A. Such discussions were preliminary in nature and did not lead to a definitive agreement with respect to a transaction.

In December 2010, representatives of OEP had discussions with representatives of MedQuist Holdings Inc. (predecessor of the Company) regarding a potential transaction involving the Company. These discussions did not advance beyond a preliminary stage.

During October 2011, Jeffrey Hendren and Frank Baker, each of whom was appointed to the Board by the S.A.C. PCG Funds, the Company’s largest stockholder, met with representatives of OEP, during which such representatives expressed OEP’s interest in acquiring the Company. After that meeting, the Company and OEP entered into a confidentiality agreement, and during October 2011 and November 2011, representatives of the Company sent preliminary due diligence information regarding the Company to representatives of OEP. Later in November 2011, representatives of OEP communicated to Messrs. Hendren and Baker that they continued to be interested in acquiring the Company, but that the S.A.C. PCG Funds would be required to exchange their equity interests in the Company for new equity in the acquiring company (commonly known as “rolling over” equity) in connection with the transaction. Such discussions did not lead to a proposal to acquire the Company and the parties ceased further discussions.

Separately, from time to time prior to December 2011, the Company received inquiries from various companies and financial sponsors (other than OEP) interested in initiating discussions regarding a potential business combination with or sale of the Company. However, none of these inquiries proceeded beyond initial discussions.

During December 2011, Mr. Davenport and Peter Berger, a member of the Board appointed by the S.A.C. PCG Funds, together with representatives of RBC Capital Markets, LLC (“RBCCM”), discussed potentially meeting with third parties that might be interested in learning more about the Company. RBCCM had worked with the Company on its initial public offering in February 2011 and offered to make the introductions as a courtesy to the Company. During December 2011 and January 2012, Mr. Davenport, Ronald Scarboro, Chief Financial Officer of the Company, and Matt Jenkins, Senior Vice President, Corporate Business Development of the Company, met informally with several reputable and well-capitalized financial sponsors to gauge their interest in a potential acquisition of the Company.

In late January 2012, representatives of two of the financial sponsors with which Mr. Davenport, Mr. Scarboro and Mr. Jenkins previously met, which we refer to as Party B and Party C, each separately expressed an interest in pursuing a transaction with the Company.

On February 6, 2012, the Board held a meeting at the New York offices of Simpson Thacher & Bartlett LLP (“Simpson Thacher”), which had represented the Company in connection with its initial public offering and other significant transactional matters. Mr. Davenport reported on his informal discussions with potential financial buyers and, more specifically, the expressions of interest of each of Party B and Party C. The Board discussed a variety of strategic and financial alternatives that could be pursued by the Company, including a possible sale of the Company or a potential strategic technology acquisition by the Company. A representative of Simpson Thacher advised the Board of its fiduciary duties following which the Board determined that, although no decision had been made to sell the Company, it would be advisable to engage a financial advisor to assist the Company in evaluating various strategic and financial alternatives. The Board emphasized that management, with the assistance of a financial advisor, should survey the potential likely bidders promptly in order to determine as soon as possible whether to proceed with a transaction because a protracted, public process could cause the Company to miss the window of opportunity to transform the Company into a healthcare technology business and be very distracting to the Company and its employees.

Also at this meeting, the Chairman invited three reputable and experienced financial advisors, including RBCCM and Macquarie Capital, to discuss with the Board their qualifications for acting as the Company’s financial advisor and preliminarily various potential strategic and financial alternatives for the Company, including potential timing and approach of a sale process. As part of such discussions and at the request of the Board, RBCCM and Macquarie Capital also separately discussed their ability, were the Company to request them to do so, to provide financing to potential purchasers (commonly known as “staple financing”) in connection with a possible sale of the Company. After the financial advisors were excused, a discussion ensued following which the Board determined that the availability of such staple financing was in the best interests of the Company and its stockholders if the Company were to pursue a sale process because it was likely to foster a more competitive bidding process among multiple prospective purchasers, preserve confidentiality if fewer financing sources were involved and reduce execution risk and delay associated with a complex financing. However, the Board noted the importance of retaining a financial advisor that would be free of potential conflicts of interest, including those that could arise from the provision of staple financing, and that could be asked to deliver a fairness opinion in connection with the transaction. Following discussion, the Board instructed Company management to obtain the terms for engaging one or more of such financial advisors.

Following the meeting, Mr. Davenport and other members of Company management engaged in discussions with the three potential financial advisors. After reviewing the terms of engagement proposed by each financial advisor, Mr. Davenport and the other members of Company management agreed to recommend to the Board that the Company engage Macquarie Capital and RBCCM as the Company’s financial advisors based on the strength of their respective qualifications.

Later in February 2012, representatives of Party A contacted Mr. Baker and communicated that Party A was in active acquisition discussions with a direct competitor of the Company and Party A but remained interested in acquiring the Company. Separately in February 2012, Mr. Baker and Mr. Hendren had preliminary discussions with representatives of such direct competitor regarding a potential transaction between the Company and such competitor. These discussions did not progress and no transaction was ultimately consummated between the parties.

On March 4, 2012, Mr. Baker had a conversation with Party A’s Chief Executive Officer in which Party A’s Chief Executive Officer again indicated an interest in acquiring the Company (rather than the direct competitor). Mr. Baker invited Party A’s Chief Executive Officer to express his interest directly to Mr. Davenport.

On March 5, 2012, Mr. Davenport received a written proposal from Party A to purchase all of the outstanding shares of the Company at a per share price of $14.00 (composed of 50% in cash and 50% in Party A common stock). The proposal included a commitment by Party A to divest certain assets of the Company to obtain antitrust approval for the proposed transaction and a $75.0 million antitrust reverse termination fee payable by Party A to the Company if antitrust approval was not obtained for the transaction within 15 months. The proposal was also contingent on Party A’s satisfactory completion of due diligence and required the Company to negotiate exclusively with Party A for a period of 30 days. The Company’s closing stock price on March 5, 2012 was $9.84 per share.

On March 6, 2012, the Board held a meeting by telephone conference, together with members of the Company’s senior management and representatives of Simpson Thacher. Mr. Davenport communicated Company management’s recommendation that the Board engage Macquarie Capital and RBCCM as the Company’s financial advisors in connection with the Company’s evaluation of potential strategic and financial alternatives. Following discussion, the Board determined that it would engage Macquarie Capital as its lead financial advisor and RBCCM as its co-financial advisor. The Board contemplated that Macquarie Capital would be asked to deliver a fairness opinion and be the primary contact with bidders but, in light of the potential conflict of interest previously discussed, would not provide financing to any prospective buyer in connection with such transaction. The Board requested that RBCCM, in addition to providing financial advisory services to the Company, provide potential purchasers with its preliminary indicative views as to possible financing for a transaction and, if requested by qualified purchasers, arrange and/or provide for such financing through its affiliate, Royal Bank of Canada (“RBC”); provided that RBCCM maintain customary walls between RBCCM’s investment banking team providing financial advisory services to the Company and RBC’s financing teams. The Board emphasized that potential purchasers should be advised that (i) they were not required to use RBC financing for any transaction in the event made available, (ii) subject to the Company’s prior written consent, they were free to seek other sources of financing and (iii) bids would be considered on their merits only without reference to whether or not RBC financing was used. Macquarie Capital was chosen as the lead advisor based on its strong reputation as a M&A financial advisor, knowledge of the Company and its business and prior work on the Company’s initial public offering in February 2011. RBCCM was chosen as the Company’s co-financial advisor and potential financing source based on its strong reputation as a M&A financial advisor and source of leveraged financing and familiarity with the Company both from its services in connection with the Company’s initial public offering and as a lender under its existing credit facility. The Board then instructed management to negotiate and finalize the respective terms of Macquarie Capital’s and RBCCM’s engagements. The Board also determined to undertake a process in which various potential strategic and financial purchasers, including potentially Party A, would initially be asked to provide formal indications of interest in acquiring the Company.

The Board also discussed the proposal submitted by Party A to Mr. Davenport on March 5, 2012. Certain Board members and the Company’s President, Michael Finke, a Board observer, expressed concerns based on their prior experiences in negotiating, but not ultimately consummating, potential business combination transactions with Party A. Additionally, certain Board members expressed concern that Party A was using the Company as a stalking horse bidder to put pressure on Party A’s other acquisition target to agree to a transaction with Party A. The Board was also concerned about sharing competitively sensitive information with a direct competitor such as Party A as well as the significant delay and risks of obtaining antitrust approval of the proposed transaction with Party A (notwithstanding Party A’s proposed willingness to agree to the divestitures of certain of the Company’s assets to obtain such approval). Certain Board members reported that Party A’s prior acquisition of a similar technology business was the subject of extended review by antitrust regulatory authorities and Party A had previously aborted a proposed acquisition of MultiModal based on concerns raised by antitrust authorities. The Board also discussed “hell or high water” contractual provisions that would shift the antitrust risk entirely to Party A. Following discussion, the Board determined that, in light of the strong interest in the Company expressed by other potential purchasers and the significant antitrust risks associated with Party A’s proposal (including the potential loss of employees, customers and new business opportunities associated with the Company’s speech and natural language understanding technology during the antitrust review period), entering into an agreement to negotiate exclusively with Party A at that time would not be in the best interests of the Company and its stockholders.

The Board also determined at the meeting that a transaction committee of the Board (the “Transaction Committee”), consisting of a smaller subset of directors who had appropriate experience, could most effectively manage the logistics of the process and periodically report to the Board regarding the status of the process. The Board expressly determined that the Transaction Committee did not have authority to determine whether to pursue a sale of the Company or to approve any transaction, which determination and/or approval would be provided only by the Board. Mr. Davenport was appointed as Chairman of the Transaction Committee. Independent directors Henry Wolf and James Nolan were also appointed. The Board determined that directors Peter Berger and Frank Baker should also be appointed to the Transaction Committee based on their relevant M&A experience, experience with the Company and relationship with the Company’s largest stockholder that would likely be required to support any transaction. In determining to appoint Mr. Davenport to the Transaction Committee, the Board considered the fact that he was the Chairman and Chief Executive Officer of the Company and may be asked by a prospective financial buyer to remain employed with the Company and possibly acquire equity in the buyer, but determined that, because the Transaction Committee was not authorized to approve any transaction, any such potential conflict could be addressed at the relevant time, including once a determination had been made by the Board to proceed with the process or when an actual conflict arose thereafter. In determining to appoint Messrs. Berger and Baker (each of whom were appointed to the Board by the S.A.C. PCG Funds) to the Transaction Committee, the consensus of the Board was that Messrs. Berger’s and Baker’s interests were aligned with the interests of the Company’s other stockholders because the S.A.C. PCG Funds were not a potential purchaser of the Company and were not seeking to receive additional or different consideration from that received by the other stockholders. The Board directed the Transaction Committee to meet to discuss how the Company should respond to Party A’s proposal in light of the contemplated process.

During the morning on March 7, 2012, Party A publicly announced that it had entered into a definitive agreement to acquire a direct competitor of Party A and the Company. Later that morning, the Transaction Committee held a telephonic meeting, together with members of the Company’s senior management and representatives of Simpson Thacher, to discuss the implications of Party A’s contemplated acquisition of such competitor on any potential transaction between Party A and the Company. Representatives of Simpson Thacher advised the Transaction Committee that the consummation of Party A’s announced transaction would significantly increase the antitrust risks associated with a transaction between Party A and the Company. Following discussion, the Transaction Committee reaffirmed the Board’s determination not to engage with Party A on an exclusive basis at that time. The Transaction Committee then authorized management and the Company’s financial advisors to prepare a list of reputable and well-capitalized financial sponsors, to be reviewed with and approved by the Transaction Committee, which would be invited to participate in a process that would lead to their providing formal indications of interest in acquiring the Company by late April 2012. Given the substantial commitment of management time and attention that would need to be provided to each potential purchaser involved in the process, the Transaction Committee determined to focus its process on those financial sponsors that had an interest in investments in the healthcare industry and, based on the size of their respective investment funds, the ability to fund the entire equity contribution necessary to acquire the Company. Due to concerns regarding the disclosure of competitively sensitive information regarding the Company to competitors and the understanding that such competitors’ knowledge of the industry and the Company would allow them to move more quickly in the process, the Transaction Committee decided not to invite potential strategic purchasers (including Party A) to participate in the process until a later date, once the Company received initial indications of interest from the financial sponsors and the Board determined to proceed with the process.

Later that day, Mr. Davenport sent Party A a letter indicating that the Company was in the process of engaging financial advisors and working with outside counsel to assess Party A’s proposal.

During the week of March 12, 2012, management and the Company’s financial advisors prepared a list of 19 financial sponsors (including OEP, Party B and Party C) that were believed to meet the criteria established by the Transaction Committee, and the Transaction Committee approved the list.

On March 14, 2012 and March 15, 2012, the Company entered into engagement letters with Macquarie Capital and RBCCM, respectively. See “Item 5. Persons/Assets Retained, Employed, Compensated or Used— Macquarie Capital” and “Item 5. Persons/Assets Retained, Employed, Compensated or Used—RBCCM” for additional information.

Beginning on March 16, 2012, at the direction of the Transaction Committee, the 19 identified financial sponsors were invited to participate in the process and interested parties were provided with a form of confidentiality agreement.

From March 16, 2012 to April 11, 2012, the Company negotiated and entered into confidentiality agreements with 16 of the 19 financial sponsors (including OEP, Party B and Party C). The other three financial sponsors declined to participate in the process.

From March 16, 2012 to March 26, 2012, representatives of five additional financial sponsors (including one which we refer to as Party D), having learned of the process from unidentified sources, separately contacted the Company’s financial advisors to indicate their interest in participating in the process. Mr. Davenport and Mr. Jenkins, after considering publicly available information concerning these additional financial sponsors, concluded that each of them would be suitable participants in the process.

On March 29, 2012, at the direction of Mr. Davenport and Mr. Jenkins, the five additional financial sponsors were invited to participate in the process and each received the form of confidentiality agreement that had been provided to the other interested financial sponsors.

From March 29, 2012 to April 11, 2012, the Company negotiated and entered into confidentiality agreements with four of the five additional financial sponsors that contacted the Company regarding their interest in joining the process (including Party D). The fifth additional financial sponsor subsequently indicated that it was not interested in continuing in the process.

On April 2, 2012, the Transaction Committee held a telephonic meeting, together with members of the Company’s senior management and representatives of Macquarie Capital, RBCCM and Simpson Thacher, to receive an update regarding the level of interest from potential purchasers. After discussing the proposed timetable for receiving initial indications of interest and feedback from the potential purchasers involved in the process, the Transaction Committee authorized Macquarie Capital and RBCCM to continue to discuss with the potential purchasers their respective interest in a transaction with the Company.

From April 10, 2012 to April 17, 2012, Mr. Davenport, Mr. Scarboro and Mr. Jenkins hosted in-person or telephonic meetings with Party B, Party C, Party D and nine other financial sponsors that were interested in participating in meetings with them. Representatives of Macquarie Capital, RBCCM and Simpson Thacher also attended these meetings.

Beginning on April 11, 2012, at the request of the Board, RBCCM provided representatives of each of the 20 potential purchasers (including OEP) with a summary of indicative financing terms for an acquisition of the Company. The summary specified that (i) potential purchasers were not required to use RBC financing for any transaction in the event made available, (ii) subject to the Company’s prior written consent, they were free to seek other sources of financing and (iii) bids would be considered on their merits only without reference to whether or not RBC financing was used.

Beginning on April 13, 2012, a first round process letter providing guidelines and procedures for the submission of initial indications of interest on April 26, 2012 was sent to representatives of the 20 potential purchasers (including OEP) that had executed confidentiality agreements.

After the close of business on April 23, 2012, a subscription based news service published a story discussing a possible sale process involving the Company. The Company’s closing stock price on April 23, 2012 was $11.88 per share. The Company’s closing stock price on April 24, 2012, following the news report, increased to $12.44 per share.

On April 26, 2012, the Company received initial indications of interest from OEP, Party B, Party C, Party D and three other potential purchasers (which were among the 19 financial sponsors originally contacted, and which we refer to as Party E, Party F and Party G, respectively). OEP’s initial indication of interest included a purchase price range of $13.00 to $13.50 per share. The initial indications of interest received from other potential purchasers included purchase prices ranging from $12.00 to $15.41 per share. The Company’s closing stock price on April 26, 2012 was $12.81 per share.

On April 27, 2012, the Transaction Committee held a meeting by telephone conference, together with members of the Company’s senior management and representatives of Macquarie Capital, RBCCM and Simpson Thacher, to review the indications of interest received from the seven potential purchasers. Representatives from Macquarie Capital reported that the other 13 potential purchasers that executed confidentiality agreements with the Company indicated that they declined to participate in the process for various reasons, generally including concerns about (i) valuation relative to the market price of the Common Stock, (ii) trends related to the Company’s core transcription business and (iii) the risks and uncertainties associated with the Company’s new high growth healthcare technology business. The Transaction Committee determined to review each of the indications of interest in greater depth and to reconvene at a later date to reach a consensus regarding whether or not to recommend to the Board that the Company proceed with the process. At this meeting, the Transaction Committee also determined that it was the appropriate time to invite potential strategic purchasers to join the process and directed management, with the assistance of the Company’s financial advisors, to prepare a list of potential strategic purchasers that likely had both the financial capability and strategic interest to acquire the Company to review with the Board at its next meeting.

On May 2, 2012, the Transaction Committee held a meeting by telephone conference, together with members of the Company’s senior management and representatives of Simpson Thacher, to continue its discussion regarding the first round indications of interest. Following this discussion, the Transaction Committee determined to recommend to the Board that the Company continue the process with OEP and five of the six other potential purchasers based on the indicative valuations contained in their respective indications of interest. The Transaction Committee determined that Party G’s indicative valuation of $12.00 to $13.00 per share, which was the lowest range received, was not competitive with the ranges submitted by the other potential purchasers.

On May 2, 2012 and May 3, 2012, the Board held meetings at the New York offices of Simpson Thacher, together with members of the Company’s senior management and representatives of Simpson Thacher, Macquarie Capital and RBCCM, to discuss the status of the process and to review the initial indications of interest received from the potential purchasers. A representative of Simpson Thacher described the Board’s fiduciary duties and the Company’s management and financial advisors discussed with the Board the initial indications of interest received to date. The Board, upon hearing the views of the Transaction Committee, determined that the indications of interest reflected a high level of interest in the Company and therefore instructed the Transaction Committee to continue the process with OEP, Party B, Party C, Party D, Party E and Party F. The Board determined that Party G should not be invited to continue in the process unless it raised its proposed purchase price. The Board also instructed Macquarie Capital to inform OEP that its bid would need to exceed $13.50 per share, the high end of its indicative valuation range, in order to remain competitive with other potential purchasers.

At the request of the Board, the Company’s financial advisors discussed with the Board a list of nine potential strategic purchasers that were believed to have the requisite financial resources and experience with the Company’s business to be considered viable candidates to participate in the process. A discussion about the relative strengths and weaknesses of the potential strategic bidders followed. The Board then authorized Macquarie Capital to invite five potential strategic purchasers that the Board believed were most likely to be interested and capable of consummating a transaction to join the process following the Company’s earnings release for its fiscal quarter ended March 31, 2012 (which was scheduled for May 8, 2012). After an extended discussion, the Board determined that it was neither necessary nor in the best interests of the Company or its stockholders to invite Party A to join the process at that time given the Board’s continuing concerns regarding providing competitively sensitive information to Party A, the substantial antitrust risks associated with a transaction between Party A and the Company, the fact that Macquarie Capital would be contacting five other potential strategic purchasers to gauge their interest in participating in the process and Party A’s familiarity with the Company and its business (which would allow Party A to quickly complete any due diligence investigation of the Company in the event Party A ultimately joined the process).

On May 4, 2012, representatives of Macquarie Capital informed OEP that its indicative valuation range was at the lower end of first round bids received and that its final proposal would need to exceed $13.50 per share if it wanted to be competitive with the other potential purchasers.

Separately that day, representatives of Macquarie Capital informed Party G that it would not be invited to the next round of the process unless it increased its proposed $12.00 to $13.00 per share purchase price range. Party G declined to increase its proposed purchase price range and subsequently did not make an offer to acquire the Company.

On May 8, 2012, the Company issued a press release announcing its results of operations for its first fiscal quarter ended March 31, 2012 and its performance goals and expectations for fiscal year 2012. The Company’s closing stock price on May 8, 2012 was $12.18 per share.

From May 14, 2012 to May 21, 2012, Mr. Davenport, Mr. Scarboro, Mr. Jenkins and other members of the Company’s senior management conducted in-person and telephonic meetings with representatives of each of OEP, Party B, Party C, Party D, Party E and Party F. Representatives of Macquarie Capital, RBCCM and Simpson Thacher also attended these meetings.

On May 16, 2012, the Transaction Committee held a meeting by telephone conference, together with members of the Company’s senior management and representatives of Macquarie Capital, RBCCM and Simpson Thacher, to discuss the form of merger agreement prepared by Simpson Thacher and the proposed timeline for receipt of final written proposals to acquire the Company. After discussion, the Transaction Committee directed representatives of Macquarie Capital to distribute the form of merger agreement and final round process letter to potential purchasers on May 23, 2012. The Transaction Committee determined that the process letter should indicate that comments to the form of merger agreement would be due by June 8, 2012 and final written proposals would be due by June 19, 2012.

From May 13, 2012 to May 25, 2012, representatives of Macquarie Capital contacted the five potential strategic purchasers previously approved by the Board. Of the five potential strategic purchasers contacted, three immediately declined to participate in the process and two requested summary information regarding the

Company and a form of confidentiality agreement. Representatives of Macquarie Capital subsequently followed up with both of these potential strategic purchasers, but neither provided comments to the form of confidentiality agreement or expressed further interest in joining the process, and neither ultimately submitted an offer to acquire the Company.

On May 24, 2012, representatives of Macquarie Capital sent a final round process letter to OEP, Party B, Party C, Party D, Party E and Party F providing guidelines and procedures (including the form of merger agreement).

On May 25, 2012, representatives of OEP met with members of the Company’s management and representatives of Macquarie Capital in North Carolina.

Also on May 25, 2012, representatives of Party F notified representatives of Macquarie Capital that it was withdrawing from the process, citing concerns about the ongoing profitability of the Company’s core transcription business and the nascent stage of the Company’s emerging healthcare technology business.

On May 29, 2012, representatives of Party C and Party E each notified representatives of Macquarie Capital that they were withdrawing from the process, citing concerns about the ongoing profitability of the Company’s core transcription business, the nascent stage of the Company’s emerging healthcare technology business and execution risks involved in the Company transitioning to a high growth healthcare technology business. Representatives of Party E also indicated to representatives of Macquarie Capital that Party E was willing to consider an alternative transaction structure involving only the purchase of shares of Common Stock held by the S.A.C. PCG Funds.

On June 4, 2012 and June 5, 2012, Mr. Davenport, Mr. Scarboro, Mr. Jenkins and other members of the Company’s senior management, along with representatives of Macquarie Capital, conducted in-person due diligence meetings with representatives of OEP.

On June 5, 2012, the Transaction Committee held a meeting by telephone conference, together with members of the Company’s senior management and representatives of Macquarie Capital, RBCCM and Simpson Thacher, to discuss the status of the process, including the reasons provided by Party C, Party E and Party F for their respective withdrawals. Following discussion, Messrs. Baker and Berger indicated their view that the S.A.C. PCG Funds would have no interest in pursuing the alternative transaction suggested by Party E that would not provide a premium to all stockholders of the Company.

On June 7, 2012 and June 8, 2012, Mr. Davenport, Mr. Scarboro, Mr. Jenkins and other members of the Company’s senior management conducted in-person diligence meetings with representatives of Party B. On the afternoon of June 8, 2012, OEP’s outside counsel, Dechert LLP (“Dechert”), submitted a detailed memorandum summarizing OEP’s issues with and proposed changes to the merger agreement.

Also on June 8, 2012, Mr. Baker received a call from a representative of Party A’s financial advisor regarding Party A’s interest in discussing a potential negotiated transaction between the Company and Party A. Mr. Baker invited Party A’s financial advisor to contact representatives of Macquarie Capital and sign a confidentiality agreement.

On June 10, 2012, representatives of Party D notified representatives of Macquarie Capital that it was withdrawing from the process, citing concerns about the ongoing profitability of the Company’s core transcription business. As a result, only OEP and Party B, which had not submitted comments to the form of merger agreement, remained formally engaged in the process. Later that evening, the Transaction Committee held a meeting by telephone conference, together with members of the Company’s senior management and representatives of Macquarie Capital, RBCCM and Simpson Thacher, to discuss recent developments in the process. Mr. Baker informed the Transaction Committee about the call that he received from a representative of Party A’s financial advisor on June 8, 2012. Macquarie Capital stated that it had yet to be contacted by Party A or its financial advisor regarding a potential transaction with the Company. Mr. Davenport then informed the other Transaction Committee members that, given the stage of the process (i.e., prior to receipt of final bids) and the likelihood that the bidders would include two financial sponsors with which management would likely have an ongoing employment role and possibly an equity interest or other incentive different from other stockholders, or alternatively a strategic competitor of the Company, he would be resigning from the Transaction Committee in order to avoid any potential conflicts of interest that could arise.

On June 11, 2012, with the approval of the Transaction Committee, Mr. Davenport, Mr. Scarboro and representatives of Macquarie Capital met with OEP’s founder and managing partner at OEP’s offices in New York, New York to discuss the Company’s strategic initiatives and goals. Also that day, representatives of Macquarie Capital and Mr. Davenport, Mr. Scarboro and Mr. Jenkins conducted a due diligence presentation for representatives of OEP’s proposed financing sources.

During the afternoon on June 11, 2012, the Board held a meeting by telephone conference, together with members of the Company’s senior management and representatives of Macquarie Capital, RBCCM and Simpson Thacher, at which the Board discussed recent developments in the process. At this meeting, Mr. Davenport informed the Board that, for the reasons described above, he would be resigning from the Transaction Committee and recusing himself from future deliberations and votes of the Board regarding a potential transaction involving the Company. Mr. Davenport confirmed, for the avoidance of doubt, that neither he nor, to his knowledge, any other member of management had any prior discussions or understandings with any remaining bidder about any potential employment terms, equity interests or other incentives. After discussion, the Board agreed that it was not necessary to appoint a replacement for Mr. Davenport on the Transaction Committee because its remaining members had the necessary independence, experience and capability to continue to effectively manage the process, provided that any approval of a transaction would ultimately come from the Board. Mr. Davenport and other members of Company management did not attend any further Transaction Committee meetings or, except as otherwise noted herein, participate in any deliberations at any Board meetings regarding the transaction. The Board, at one of its subsequent meetings, reviewed the potential conflict of interest associated with Mr. Finke’s presence as an observer at the Board’s meetings (due to Mr. Finke’s position as President of the Company) and ultimately determined that no such conflict of interest existed and Mr. Finke’s presence at such meetings was appropriate in light of the fact that (i) Mr. Finke had not had any contact with any potential purchaser regarding post-closing employment terms, compensation or benefits, (ii) Mr. Finke’s ownership of approximately 2.3% of the outstanding Common Stock aligned his interests with those of the Company’s other stockholders and (iii) Mr. Finke did not have the right to vote on any matter before the Board.

Also on June 11, 2012, representatives of RBCCM informed the Transaction Committee that OEP was considering using RBC as a financing source for its proposed transaction, as previously anticipated and authorized by the Board.

On June 12, 2012, the Transaction Committee held a meeting by telephone conference, together with representatives of Macquarie Capital and Simpson Thacher, at which the Transaction Committee discussed OEP’s proposed use of RBC as a potential source of financing. Following discussion, the Transaction Committee agreed to permit OEP to use RBC as a financing source for the proposed transaction. In order to avoid any potential conflict of interest arising from a financial advisor providing financing to a prospective purchaser, however, the Transaction Committee determined not to invite RBCCM to any further Transaction Committee meetings or Board meetings that involved or affected OEP’s proposal. Subsequently, RBCCM did not attend any further Transaction Committee meetings or Board meetings at which the process or a potential transaction was discussed. Representatives of Simpson Thacher then provided the Transaction Committee with a summary of OEP’s proposed changes to the form of merger agreement, which included changes to the proposed Company termination fee, OEP reverse termination fee, non-solicitation provisions and several other proposed revisions. OEP also requested that the S.A.C. PCG Funds execute and deliver a customary support agreement in connection with the proposed transaction. Messrs. Berger and Baker, on behalf of the S.A.C. PCG Funds, confirmed that the S.A.C. PCG Funds were willing to deliver a support agreement to OEP in connection with a Board approved transaction. Following discussion, the other members of the Transaction Committee raised no objections with the proposed negotiation and, if such a transaction were ultimately approved by the Board, execution of a support agreement by the S.A.C. PCG Funds in favor of OEP. The Transaction Committee then directed Simpson Thacher to prepare a draft support agreement and to provide feedback to Dechert regarding OEP’s proposed changes to the merger agreement. Following this meeting, Simpson Thacher prepared a draft support agreement, which it provided to the S.A.C. PCG Funds’ outside counsel, Willkie Farr & Gallagher LLP (“Willkie”), for its review. Separately, Simpson Thacher and Dechert had a preliminary call to discuss OEP’s comments to the form of merger agreement.

On June 15, 2012, Mr. Baker received a call from the Chief Executive Officer of Party A regarding Party A’s interest in discussing a potential negotiated transaction between the Company and Party A. Mr. Baker once again invited Party A to contact representatives of Macquarie Capital and sign a confidentiality agreement.

Later that morning, the Transaction Committee held a meeting by telephone conference, together with representatives of Macquarie Capital and Simpson Thacher, to discuss the process, Representatives of Macquarie noted that Party B was continuing its business diligence but indicated that it was not likely to submit a final proposal by the June 19, 2012 bid deadline. Following discussion, the Transaction Committee directed representatives of Macquarie Capital to continue working with Party B so that it had all the information it needed to submit a final proposal by the bid deadline. Mr. Baker then informed the Transaction Committee about the discussion he had with Party A’s Chief Executive Officer earlier that day. Macquarie Capital stated again that it had yet to be contacted by Party A regarding a potential transaction.

On June 18, 2012, Mr. Davenport, Mr. Scarboro, Mr. Jenkins, David Woodworth, Vice President, Finance of the Company, and representatives of Macquarie Capital had a due diligence call with representatives of OEP.

On June 19, 2012, OEP submitted a written proposal to purchase all of the outstanding shares of Common Stock for $13.00 per share. As part of its proposal, OEP offered to consider an alternative transaction in which it would purchase only shares of Common Stock held by the S.A.C. PCG Funds. OEP also submitted a markup of the form of merger agreement, which proposed a Company termination fee equal to 3.5% of transaction equity value, an OEP reverse termination fee equal to 6.0% of transaction equity value, a 20-business day “marketing period” to obtain financing and no material modifications to the Company’s proposed “hell or high water” antitrust covenant, as well as an executed debt commitment letter from RBC. None of the other bidders that had provided initial indications of interest (including Party B) submitted a proposal. The Company’s closing stock price on June 19, 2012 was $13.04 per share.

On June 20, 2012, the Transaction Committee held a meeting by telephone conference, together with representatives of Macquarie Capital and Simpson Thacher, to discuss the status of the process, including OEP’s proposal, comments to the merger agreement and financing arrangements. Representatives of Macquarie Capital informed the Transaction Committee that Party B had not submitted a proposal and was behind in the diligence process and also noted that representatives of Party B had informed him that Party B was having a difficult time in valuing the Company above the current market price. Given the unlikelihood of Party B submitting a proposal and the fact that OEP’s bid did not represent a premium to the market price for the Common Stock, the Transaction Committee determined that it would be advisable for Mr. Baker and representatives of Macquarie Capital to contact Party A to gauge its interest in a potential transaction with the Company before responding to OEP. Separately, Messrs. Baker and Berger reaffirmed their view that the S.A.C. PCG Funds would have no interest in pursuing the alternative transaction suggested by OEP that would not provide a premium to all stockholders of the Company.

Later that day, representatives of Willkie Farr provided comments to the draft support agreement to Simpson Thacher.

On June 21, 2012, Mr. Baker and Mr. Berger, together with representatives of Macquarie Capital, contacted Party A’s Chief Executive Officer to discuss Party A’s interest in a potential transaction with the Company. Party A’s Chief Executive Officer expressed interest in pursuing a transaction but did not indicate a proposed purchase price. Instead, he suggested that the parties’ respective legal counsel should meet to discuss the potential antitrust risks associated with a transaction between Party A and the Company. At the Transaction Committee’s direction, representatives of Macquarie Capital provided Party A’s financial advisor with a form of confidentiality agreement for execution. Later that evening, representatives of Simpson Thacher and Party A’s outside counsel had a conference call to discuss Party A’s views of the likelihood of a potential transaction between Party A and the Company receiving antitrust approval. Party A’s outside counsel described their recent experiences with regulatory authorities in connection with other transactions undertaken by Party A, including the transaction involving a direct competitor of the Company and Party A that was announced on March 6, 2012 (which subsequently closed on April 27, 2012). Party A’s outside counsel estimated that regulatory approval of a transaction between Party A and the Company would take six to nine months.

During the morning on June 22, 2012, representatives of OEP called representatives of Macquarie Capital to inquire about the status of its proposal. Representatives of Macquarie Capital indicated to OEP that the Transaction Committee was still evaluating OEP’s proposal.

Later that morning, the Transaction Committee held a meeting by telephone conference, together with representatives of Simpson Thacher and Macquarie, at which the Transaction Committee directed representatives of Macquarie Capital to communicate a price target of $14.50 per share to OEP, consistent with the guidance communicated to OEP on May 4, 2012 that its indicative valuation range of $13.00 to $13.50 per share would not be competitive. Representatives of Simpson Thacher then relayed their conversation with Party A’s outside counsel the previous day. Following discussion, the Transaction Committee directed representatives of Simpson Thacher to contact representatives of Party A’s outside counsel to communicate the Transaction Committee’s concerns regarding the level of antitrust risk inherent in a potential transaction between the Company and Party A. Following this meeting, representatives of Simpson Thacher called Party A’s outside counsel and indicated that any proposal would need to include a “hell or high water” antitrust covenant for Party A, which would require Party A to take any and all actions to obtain antitrust approval for the proposed transaction. Separately on June 22, 2012, Party A’s outside counsel submitted comments to the form of confidentiality agreement to Simpson Thacher.

From June 22, 2012 to June 26, 2012, representatives of Simpson Thacher negotiated the terms of the confidentiality agreement with Party A’s outside counsel.

After the close of business on June 22, 2012, a subscription based news service published a story reporting that the Company was in the second round of an active sale process involving private equity firms. The Company’s closing stock price on June 22, 2012 was $12.77 per share. The Company’s closing stock price on June 25, 2012, the next trading day after the news report, increased to $12.81 per share.

During the evening on June 22, 2012, Mr. Baker had a telephone conversation with Party A’s Chief Executive Officer in which Party A’s Chief Executive Officer communicated to Mr. Baker an informal offer of $16.00 per share (composed of 70% in cash and 30% in Party A common stock, which would be valued at signing), subject to confirmatory due diligence and negotiation of a definitive agreement. Party A’s Chief Executive Officer also indicated that a “hell or high water” antitrust covenant would not be acceptable, but that Party A was willing to consider alternative proposals regarding the allocation of antitrust risk between Party A and the Company. Mr. Baker informed Party A’s Chief Executive Officer that, while he would discuss the matter with the Transaction Committee, he did not believe that $16.00 per share would be sufficient given the alternatives available to the Company and the significant risks and delay inherent in a transaction between Party A and the Company.

During the morning on June 23, 2012, representatives of Macquarie Capital indicated to OEP that the Transaction Committee was still evaluating OEP’s proposal, but that the Transaction Committee was committed to a purchase price of at least $14.50 per share. Later that day, the OEP representative indicated that OEP was prepared to increase its purchase price to $13.75 per share, but that any increase above that amount would require additional internal approval.

Later that morning, the Transaction Committee held a meeting by telephone conference, together with representatives of Macquarie Capital and Simpson Thacher, at which Mr. Baker reported on his conversation with Party A’s Chief Executive Officer. Representatives of Macquarie Capital then relayed their conversation with representatives of OEP earlier that morning. Following discussion, the Transaction Committee directed Macquarie Capital to continue seeking improved terms from OEP and representatives of Simpson Thacher to provide a revised draft of the merger agreement to Dechert. Later that day, representatives of Simpson Thacher provided a revised draft of the merger agreement to Dechert, which, in addition to other proposed changes, included a Company termination fee equal to 3.0% of transaction equity value and an OEP reverse termination fee equal to 8.0% of transaction equity value, as well as a draft support agreement. From June 28, 2012 to July 2, 2012, representatives of Willkie negotiated the terms of the support agreement with Dechert.

During the morning on June 24, 2012, the Transaction Committee held a meeting by telephone conference, together with representatives of Macquarie Capital and Simpson Thacher, to discuss the status of OEP and Party A’s respective proposals. The Transaction Committee reviewed relevant precedent transactions that, in the absence of a “hell or high water” antitrust covenant, provided for significant antitrust reverse termination fees in the event antitrust approvals were not obtained. The Transaction Committee then discussed the divesture requirements that would likely be imposed by relevant antitrust regulatory authorities in connection with a transaction involving Party A as well as the likely buyers for such divested assets and whether such buyers would be viewed by such regulatory authorities as viable competitors. Following further discussion, the Transaction Committee agreed that, given the uncertain status of OEP’s proposal, it was in the best interests of the Company and its stockholders to keep both OEP and Party A engaged in the process. The Transaction Committee then directed Simpson Thacher to prepare and send to Party A’s outside counsel a draft antitrust efforts covenant that was short of “hell or high water,” but would provide the Company with additional certainty regarding receipt of antitrust approval, in the interests of initiating discussions with Party A regarding the allocation of antitrust risk.

Later that day, representatives of Simpson Thacher provided a draft antitrust covenant to Party A’s outside counsel that would require Party A to take any and all actions necessary to obtain antitrust approval, including agreeing to any divestitures of and limitations on the Company’s assets required by antitrust regulatory authorities, other than those that would cause a substantial detriment to Party A (it being understood that certain specified assets of the Company would be required to be divested if required by such regulatory authorities even if such divestiture would cause a substantial detriment to Party A).

Separately on June 24, 2012, representatives of OEP communicated by telephone to Mr. Baker that OEP might be prepared to raise its price to $14.00 per share if it was granted 48 hours of exclusivity and confirmation of final additional business diligence items (including information regarding the Company’s second quarter financial performance). Mr. Baker indicated that he would discuss OEP’s revised proposal with the Transaction Committee.

Following this call, the Transaction Committee held a meeting by telephone conference, together with representatives of Macquarie Capital and Simpson Thacher, at which it determined not to grant exclusivity to OEP in light of a potential alternative proposal that might be submitted by Party A and uncertainty arising from OEP’s late request for additional due diligence information. Following discussion, the Transaction Committee directed Simpson Thacher to engage with Dechert to resolve the open issues in the merger agreement.

During the evening on June 24, 2012, Party A’s outside counsel submitted a written proposal to representatives of Simpson Thacher that included an increase in its purchase price to $16.50 per share (composed of 70% in cash and 30% in Party A common stock, which would be valued at signing) and a $75.0 million antitrust reverse termination fee payable by Party A if antitrust approval was not obtained for the proposed transaction, which fee would increase by $7.5 million each month after the six-month anniversary of signing (for a total potential antitrust reverse termination fee of $120.0 million). Party A’s proposal also included a revised antitrust efforts covenant that required Party A to use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as possible, but only required Party A to divest or agree to limitations on certain specified assets of the Company (and none of Party A’s assets or businesses). Additionally, Party A’s proposal limited its termination right in the event of a material adverse effect on the Company to the period ending August 15, 2012 (even if the transaction closed after such date). This term had been requested by the Transaction Committee to reduce the level of uncertainty of closing during a potentially protracted antitrust review period (i.e., the Company would not be exposed to transaction risk associated with a material adverse effect following August 15, 2012).

During the morning on June 25, 2012, the Transaction Committee held a meeting by telephone conference, together with representatives of Macquarie Capital and Simpson Thacher, to discuss Party A’s revised proposal and to formulate a response. Representatives of Simpson Thacher advised the Transaction Committee that, unlike the proposal that had been formulated by the Transaction Committee the previous day, the proposal submitted by Party A limited the Company assets required to be divested by Party A to obtain antitrust approval of the proposed transaction, thereby increasing the risk that the proposed transaction with Party A would not be approved by regulatory authorities. Representatives of Simpson Thacher also estimated that antitrust approval (if any) for a transaction between Party A and the Company would likely take between nine and twelve months. The Transaction Committee noted that, although Party A’s proposal included cash consideration of $11.55 per share, because the stock component would be valued at signing, the Company’s stockholders would be exposed to the risk that Party A stock would fluctuate in value after signing, potentially resulting in total consideration of less than $16.50 (or even $14.00) per share at closing. The Transaction Committee also noted that, in light of the potential protracted antitrust review period in connection with a transaction involving Party A, the time value of money further diminished the value of Party A’s proposed purchase price. The Transaction Committee also expressed concern about the status of OEP’s proposal in light of its request for additional information at such a late stage.

After discussion, the Transaction Committee directed Simpson Thacher to prepare and send a counterproposal to Party A with a purchase price of $18.00 per share (composed of $14.00 per share in cash and $4.00 per share in Party A common stock, which would be valued at closing) and a $125.0 million antitrust reverse termination fee, which fee would increase by $4.2 million each month after the six-month anniversary of signing up to a cap of $150.0 million. The Transaction Committee believed that this counterproposal demonstrated a willingness to compromise on the amount of the reverse termination fee in exchange for a higher cash component equivalent to the amount last offered by OEP and a fixed value that would be received by the Company’s stockholders in the form of Party A common stock. The Transaction Committee directed that the counterproposal include a requirement that Party A agree to divest, or agree to limitations on, certain specified assets of Party A (in addition to specified assets of the Company) in connection with its efforts to obtain antitrust approval for the proposed transaction. The Transaction Committee also directed Simpson Thacher to confer with MultiModal’s outside counsel, Duane Morris LLP, regarding their experience with regulators in connection with the proposed sale of MultiModal to, and other transactions involving, Party A. Following this meeting, Simpson Thacher submitted a written counterproposal to Party A’s outside counsel and conferred with Duane Morris LLP.

During the afternoon on June 25, 2012, Simpson Thacher and Dechert had a conference call to discuss open issues in the draft merger agreement. Also that afternoon, Party A’s outside counsel submitted a revised proposal to representatives of Simpson Thacher including an increased purchase price of $17.00 per share (composed of 70% in cash ($11.90 per share) and 30% in Party A common stock, which would be valued at signing). Party A also included a $120.0 million antitrust reverse termination fee with no increases contemplated after six months. In this revised proposal, Party A agreed to the requirement to divest or agree to limitations with respect to limited Company assets to obtain antitrust approval but did not agree to such requirement with respect to certain specified assets of Party A. Representatives of Party A also submitted a work plan and updated due diligence request list to Simpson Thacher.

Later that evening, the Transaction Committee held a meeting by telephone conference, together with representatives of Macquarie Capital and Simpson Thacher, at which it determined to reconvene the following morning so that the members of the Transaction Committee could have additional time to fully consider Party

A’s revised proposal. In the meantime, the Transaction Committee directed Macquarie Capital and Simpson Thacher to begin preparing an electronic data room so that the Company was prepared to move quickly in providing responses to Party A’s updated due diligence requests in the event the Transaction Committee determined that Party A’s revised proposal merited further discussions.

During the morning on June 26, 2012, the Transaction Committee held a meeting by telephone conference, together with representatives of Macquarie Capital and Simpson Thacher, to discuss Party A’s revised proposal as well as its proposed work plan and due diligence request list. Following discussion, the Transaction Committee determined that Party A’s revised proposal still posed significant risk to the Company with respect to timing and closing certainty, but that the improvements made to the proposed purchase price and other key terms merited continued discussions with Party A. As such, the Transaction Committee agreed that following execution of an acceptable confidentiality agreement, Party A should be allowed to begin limited due diligence on the Company. The Transaction Committee agreed that any due diligence materials provided to Party A should include appropriate redactions of customer and pricing information. The Transaction Committee then discussed the terms of the proposed merger agreement for Party A and directed Simpson Thacher to provide a form of merger agreement to Party A, including an antitrust efforts covenant that required Party A to divest additional Company assets to obtain antitrust approval within 12 months of signing. Following that meeting, representatives of Simpson Thacher provided a form of merger agreement to Party A’s outside counsel.

Later that evening, the Company entered into a confidentiality agreement with Party A and, together with Macquarie Capital’s and Simpson Thacher’s assistance, began responding to Party A’s updated due diligence requests with appropriate redactions of customer and pricing information.

Separately that evening on June 26, 2012, at the direction of the Transaction Committee, Mr. Davenport and Mr. Scarboro spoke telephonically with representatives of OEP to discuss the Company’s core transcription business and management’s outlook on the future business of the Company. Later that evening, representatives of Dechert sent a revised draft of the merger agreement to representatives of Simpson Thacher, which, in addition to other proposed changes, included a Company termination fee equal to 3.5% of transaction equity value and an OEP reverse termination fee equal to 6.0% of transaction equity value.

During the morning on June 27, 2012, the Transaction Committee held a meeting by telephone conference, together with representatives of Macquarie Capital and Simpson Thacher, to discuss OEP and Party A’s ongoing diligence efforts as well as OEP’s comments to the merger agreement. Representatives of Macquarie Capital reported that OEP had substantially completed its due diligence but had not yet received investment committee approval for the transaction, and that Party A had a significant number of outstanding diligence requests. Representatives of Simpson Thacher updated the Transaction Committee on the status of OEP and Party A’s respective agreements. Following discussion, the Transaction Committee agreed to keep both OEP and Party A active and engaged in the process until a definitive offer was received from one (or both) of the prospective purchasers. Among other matters, the Transaction Committee requested Macquarie Capital to organize due diligence calls with Company management and provide access to additional documents in the electronic data room, in each case responsive to Party A’s requests. Later that evening, at the Transaction Committee’s direction, representatives of Simpson Thacher provided a revised draft of the merger agreement to Dechert, which agreed to a Company termination fee equal to 3.5% of transaction equity value and, in addition to other proposed changes, included an OEP reverse termination fee equal to 7.0% of transaction equity value.

On June 28, 2012, representatives of Party A held numerous due diligence calls with Mr. Scarboro, Mr. Jenkins, Kathryn Twiddy, Chief Legal Officer of the Company, and other representatives of the Company, as well as representatives of Macquarie Capital and Simpson Thacher.

On the evening of June 28, 2012, the Board held a special meeting by telephone conference attended by members of the Company’s senior management and representatives of Macquarie Capital and Simpson Thacher. Mr. Davenport and representatives of Macquarie Capital summarized for the Board the status of the diligence process and management’s interactions with OEP and Party A. After Mr. Davenport and other members of management (other than Mr. Finke, who is a Board observer) were excused, representatives of Macquarie Capital updated the Board regarding the bids submitted by OEP and Party A. Representatives of Simpson Thacher then advised the Board of their fiduciary duties and updated the Board regarding the terms of OEP and Party A’s respective proposals and the status of the relevant agreements. After representatives of Macquarie Capital were excused, the Board discussed the proposals submitted by OEP and Party A. Representatives of Simpson Thacher described the likely timetable and significant risks of obtaining antitrust approval for the proposed transaction with Party A, including summaries of discussions with Party A’s outside counsel and Duane Morris. Simpson Thacher described relevant precedent transactions addressing antitrust risk, and Party A’s proposed divestitures of certain of the Company’s assets to obtain such approval. The Board considered the financing risks inherent in OEP’s proposed transaction compared with the antitrust risks inherent in Party A’s proposed transaction. The Board also considered the implications of the significantly longer timing of consummation of a transaction with Party A. The Board expressed concerns about the potential for missing the window of opportunity to transform the Company into a healthcare technology business and about Party A, a direct competitor of the Company, having significant control and optionality over the Company’s future in the event Party A determined not to consummate the proposed transaction. Near the conclusion of the discussion, the Board requested Mr. Davenport to return to the meeting and share his point of view regarding the potential impact on the Company of a protracted antitrust review period in connection with a potential transaction with Party A. Mr. Davenport noted his concerns regarding the potential loss of business, customers and employees and the lost opportunity to transform the Company from a transcription business to a competitive healthcare technology business if a potential transaction with Party A did not ultimately close. After Mr. Davenport was excused, the remaining members of the Board unanimously determined that, based on the information available to it at that time, the Board was not prepared to approve Party A’s proposal unless significant improvements were made with respect to Party A’s antitrust efforts, required divestitures and antitrust reverse termination fee. Following discussion, the Board directed the Transaction Committee to continue negotiating with OEP and Party A to improve the terms and conditions of each proposal.

Following this meeting, Mr. Baker had a telephone conversation with Party A’s Chief Executive Officer during which Mr. Baker informed him that Party A’s last proposal was not acceptable to the Board given the significant antitrust and other risks and that Party A should reconsider its proposal. Mr. Baker then indicated that the Board was scheduled to meet again at 3:00 p.m. Eastern Time on July 1, 2012, and that Party A should submit its final proposal with improved antitrust efforts and required divestitures before that time.

Separately that day, Party A’s outside counsel sent Simpson Thacher its comments to the draft merger agreement, which, among other proposed changes, significantly limited the Company assets that Party A was required to divest or hold separate to obtain antitrust approval. The draft merger agreement also contemplated the execution and delivery of customary support agreements from the S.A.C. PCG Funds, Mr. Davenport and Mr. Finke.

During the morning on June 29, 2012, the Transaction Committee held a meeting by telephone conference, together with representatives of Macquarie Capital and Simpson Thacher, to discuss the status of OEP and Party A’s respective proposals. Mr. Baker reported on his conversation with Party A’s Chief Executive Officer the previous evening. Representatives of Simpson Thacher summarized Party A’s comments to the merger agreement and noted Party A’s request for the S.A.C. PCG Funds, Mr. Davenport and Mr. Finke to execute and deliver customary support agreements in connection with the proposed transaction. Messrs. Berger and Baker, on behalf of the S.A.C. PCG Funds, confirmed that the S.A.C. PCG Funds were willing to deliver a support agreement to Party A in connection with a Board approved transaction. Following discussion, the other members of the Transaction Committee raised no objections with the proposed negotiation and, if such a transaction were ultimately approved by the Board, execution of a support agreement by the S.A.C. PCG Funds, Mr. Davenport and Mr. Finke in favor of Party A. Following discussion, the Transaction Committee then directed representatives of Simpson Thacher to prepare a revised draft of the merger agreement with Party A to address certain key provisions (other than the antitrust reverse termination fee). The Transaction Committee also directed representatives of Macquarie Capital to prepare an analysis of the Company’s financial covenant compliance under its existing debt agreements during the next twelve months (the expected antitrust review period for a transaction between the Company and Party A) assuming the Company entered into a definitive agreement with Party A and based on information and assumptions provided by the Company’s management and the Transaction Committee. Following the meeting, Mr. Davenport separately indicated his willingness to deliver a support agreement in favor of Party A in connection with a Board approved transaction to representatives of Simpson Thacher, who subsequently relayed that message to the Transaction Committee.

Later that day, representatives of Simpson Thacher sent a revised draft of the merger agreement to Party A’s counsel, and Party A withdrew its request for a support agreement from Mr. Finke.

Later that evening, Mr. Berger called one of Party A’s directors and informed such director that the Board expected to select a winning bidder on July 1, 2012 and that the Board had serious concerns regarding Party A’s proposal due to the significant antitrust risks. Mr. Berger, in suggesting that Party A should reconsider its proposal, noted that Party A had previously agreed to such a “hell or high water” provision when it acquired another similar technology business and that the Board was aware of that precedent. The Party A director indicated that in his view, it would be very difficult for Party A to agree to a “hell or high water” antitrust covenant at a premium price, but that he would deliver the message to Party A’s board of directors.

During the morning on June 30, 2012, the Transaction Committee held a meeting by telephone conference, together with representatives of Macquarie Capital and Simpson Thacher, at which Mr. Berger reported on his conversation with one of Party A’s directors. Following discussion, the Transaction Committee directed representatives of Simpson Thacher to contact Party A’s outside counsel to further discuss the antitrust efforts covenant in an effort to reach a result that would be acceptable to both parties.

Later that morning, representatives of Simpson Thacher had a conference call with representatives of Party A’s outside counsel to discuss Party A’s proposed antitrust efforts covenant. Representatives of Party A’s outside counsel confirmed that Party A was prepared to walk away from a proposed transaction with the Company rather than agree to a “hell or high water” antitrust covenant and requested that the Company provide a counterproposal with respect to the proposed allocation of antitrust risk between the Company and Party A.

Separately that morning, Party A’s Chief Executive Officer contacted Mr. Baker to inform him that Party A was unable and unwilling to agree to a “hell or high water” antitrust covenant and to request that the Company provide a counterproposal to the one Party A had submitted on June 25, 2012.

During the afternoon on June 30, 2012, the Transaction Committee held a meeting by telephone conference, together with representatives of Macquarie Capital and Simpson Thacher, to discuss the status of OEP and Party A’s respective proposals. The Transaction Committee considered whether a transaction with Party A that did not have a “hell or high water” antitrust covenant would provide sufficient closing certainty in light of the potential antitrust and other risks. Mr. Baker relayed his conversation with Party A’s Chief Executive Officer and representatives of Simpson Thacher relayed their conversation with Party A’s outside counsel. Representatives of Simpson Thacher also reconfirmed that several recent strategic transactions with significant antitrust risks (and without “hell or high water” antitrust covenants) had antitrust reverse termination fees of approximately 15% to 21% of transaction equity value. Following discussion, the Transaction Committee concluded that the Company should propose an antitrust reverse termination fee of $200.0 million.

Later that evening, representatives of Simpson Thacher sent a counterproposal to Party A’s counsel that included, among other things, a $200.0 million antitrust reverse termination fee and additional Company assets that Party A would be required to divest or hold separate in order to obtain antitrust approval.

From June 28, 2012 through July 1, 2012, Party A expanded the scope of its due diligence requests significantly, and the Company and its representatives conducted numerous diligence calls with representatives of Party A and its advisors and provided access to a substantial amount of available due diligence information, excluding or redacting only competitively sensitive data. During this time, Party A raised a number of purported due diligence concerns, which the Transaction Committee and Company management endeavored to address. At Party A’s request, the Company, its outside counsel, auditors and members of the Transaction Committee participated in numerous conference calls to respond to Party A’s concerns, which discussions the Company believed addressed such concerns. Nevertheless, Party A thereafter continued to seek further clarifications, information and due diligence meetings with the Company and its advisors.

During the morning on July 1, 2012, with the approval of the Transaction Committee, Mr. Scarboro and representatives of Macquarie Capital had a conference call with representatives of OEP during which Mr. Scarboro summarized the Company’s preliminary estimates for its second quarter results. Mr. Scarboro also separately communicated such preliminary estimates for the Company’s second quarter results to representatives of Party A.

Later that day, representatives of Macquarie Capital contacted representatives of OEP to inform them that a Board meeting had been scheduled for 3:00 p.m. Eastern Time the following day. OEP confirmed that it had completed its diligence and was prepared to proceed with the proposed transaction at $14.00 per share, subject to confirming with its debt financing sources.

At 1:00 p.m. Eastern Time on July 1, 2012, the Transaction Committee held a meeting by telephone conference, together with representatives of Macquarie Capital and Simpson Thacher, to discuss the status of OEP and Party A’s respective proposals. Representatives of Macquarie Capital indicated that they had yet to receive requisite confirmation from OEP. Following discussion, the Transaction Committee directed representatives of Macquarie Capital to contact OEP to inquire as to the status of its proposal. Representatives of Macquarie Capital then presented a financial model, which had been prepared at the Transaction Committee’s request, regarding the Company’s financial covenant compliance under its existing debt agreements during the next twelve months (the expected antitrust review period for a transaction between the Company and Party A). Macquarie Capital had prepared the model with the assistance of and based on information and assumptions provided by the Company’s management and the Transaction Committee. The model indicated that the Company would fail certain financial covenants during this period due to the projected loss of customers and business opportunities. The Transaction Committee also considered the effect of a delayed or failed transaction on the opportunity to transition the business to a healthcare technology business and that any antitrust reverse termination fee paid to the Company would be subject to corporate income tax. During the course of this Transaction Committee meeting, at approximately 2:00 p.m. Eastern Time, Party A’s outside counsel submitted to Simpson Thacher a revised proposal including an unchanged purchase price of $17.00 per share, an antitrust reverse termination fee increased by $20.0 million from its previous offer to $140.0 million and a revised antitrust efforts covenant that included additional Company assets that Party A would be required to divest to obtain antitrust approval. Party A indicated that such proposal was subject to resolution of its outstanding due diligence concerns. The Transaction Committee reviewed Party A’s proposal with representatives from Macquarie Capital and Simpson Thacher.

At 3:00 p.m. Eastern Time on July 1, 2012, the Board held a special meeting by telephone conference attended by members of the Company’s senior management and representatives of Macquarie Capital and Simpson Thacher. Mr. Scarboro began the meeting by summarizing the Company’s preliminary estimates of its second quarter results for the Board. After Mr. Davenport, Mr. Scarboro and other members of management (other than Mr. Finke, who is a Board observer) were excused, representatives of Simpson Thacher reviewed the Board’s fiduciary duties and updated the Board on the status of OEP’s and Party A’s respective proposals. During the meeting, OEP informed representatives of Macquarie Capital that it needed additional time to, among other matters, revise and confirm the commitments of its debt financing sources, including from RBC, but that its goal was to resolve such issues promptly and announce a transaction (if approved by the Board) before the opening of the markets on July 2, 2012. After discussion, the Board determined that because OEP had not imposed a deadline on its offer or confirmed its willingness to sign and announce a transaction following the meeting, it was in the best interests of the Company and its stockholders to continue working with both parties to obtain a transaction that maximized value and certainty for the Company’s stockholders. The Board then directed the Transaction Committee to continue negotiating with both OEP and Party A to improve the terms and conditions of their respective proposals, including with respect to how the Company and Party A would allocate antitrust risk.

Immediately following the Board meeting, the Transaction Committee held a meeting by telephone conference, together with representatives of Macquarie Capital and Simpson Thacher, to discuss Party A’s most recent proposal. The Transaction Committee acknowledged that while Party A’s most recent proposal included a marginal increase in the amount of the antitrust reverse termination fee, it was still well below the target previously set by the Transaction Committee and likely to be unacceptable to the Board. Following discussion, the Transaction Committee determined to offer Party A as a counterproposal the choice of accepting either: (i) $17.00 per share and a $180.0 million antitrust reverse termination fee or (ii) $18.00 per share and a $160.0 million antitrust reverse termination fee. The Transaction Committee believed that either of these counterproposals would more appropriately address the significant risks previously assessed by the Transaction Committee and the Board to the Company’s business and stockholders associated with a potential transaction with Party A. Following discussion, the Transaction Committee directed Mr. Baker to communicate this counterproposal to representatives of Party A.

Later that evening, Mr. Baker communicated the Transaction Committee’s counterproposal to a representative of Party A and informed him that Party A would need to accept either choice before the Board’s meeting at 5:00 p.m. Eastern Time the next day, and Simpson Thacher sent a revised draft of the merger agreement to Party A’s outside counsel that, among other things, provided for flexibility for the Company to refinance its debt arrangements during the antitrust review period and addressed certain due diligence concerns raised by Party A. Later that evening, representatives of Party A’s outside counsel sent an email to representatives of Simpson Thacher reaffirming (but not increasing) the revised proposal Party A had submitted earlier that day but indicating that it still had outstanding diligence issues.

On July 1, 2012, Simpson Thacher sent revised drafts of the merger agreement and other transaction documents to Dechert containing improved terms with respect to closing certainty and limitations on the Company’s liability. During the morning on July 2, 2012, Dechert, on behalf of OEP, agreed to substantially all of Simpson Thacher’s comments and prepared execution forms of the merger agreement and other transaction documents. Separately, Dechert and Willkie agreed on the terms of the support agreement should the Company and OEP reach a definitive agreement on a potential transaction.

Separately on July 1, 2012, representatives of Simpson Thacher and Party’s A outside counsel continued to make progress on the merger agreement and Company management and outside counsel participated in additional due diligence calls with representatives of Party A.

At 4:00 p.m. Eastern Time on July 2, 2012, the Transaction Committee held a meeting by telephone conference, together with representatives of Simpson Thacher and Macquarie, to discuss the status of OEP’s and Party A’s respective proposals. Following discussion, the Transaction Committee agreed to recommend OEP’s proposal to the Board.

Immediately following this meeting, Mr. Baker contacted Party A’s Chief Executive Officer to confirm whether Party A would be responding affirmatively to the Company’s counterproposal. Party A’s Chief Executive Officer indicated that a revised proposal would be forthcoming but did not communicate the amount of the proposed purchase price or antitrust reverse termination fee. Mr. Berger also separately contacted one of Party A’s directors to inquire as to whether Party A would be responding to the Company’s counterproposal and whether it would be committed to using its best efforts to close a potential transaction. The Party A director did not respond to Mr. Berger’s inquiries but indicated that he would pass along Mr. Berger’s message to Party A’s Chief Executive Officer.

At 5:00 p.m. Eastern Time on July 2, 2012, the Board held a special meeting by telephone conference attended by representatives of Macquarie Capital and Simpson Thacher. After Mr. Davenport and the other members of management (other than Mr. Finke, who is a Board observer) were excused, representatives of Simpson Thacher updated the Board on the status of Party A and OEP’s bids, noting specifically that OEP’s bid was fully documented and ready to be signed by OEP, but that the debt commitment letter would expire later that evening at 11:59 p.m. Eastern Time. The members of the Transaction Committee recommended, for the reasons provided in the preceding paragraphs, approval of the OEP offer and not the Party A offer. Accordingly, at the request of the Board, representatives of Macquarie Capital then gave a presentation to the Board on its fairness opinion analysis of the $14.00 per share OEP offer and orally rendered its opinion to the Board (subsequently confirmed in writing) that, as of such date and subject to the factors, assumptions, qualifications and limitations set forth in its written opinion, the $14.00 per share purchase price, without interest, to be paid to the holders of each outstanding share of Common Stock (other than the Excluded Shares), as specified by the Merger Agreement, was fair, from a financial point of view, to the holders of such stock. The full text of the opinion of Macquarie, dated July 2, 2012, which sets forth the assumptions made, procedures followed, matters considered and limitations of the review undertaken by Macquarie Capital in connection with such opinion, is attached hereto as Annex I and is incorporated herein by reference.

At approximately 6:00 p.m. Eastern Time on July 2, 2012, during the course of Macquarie’s presentation, Party A’s outside counsel submitted a revised proposal to representatives of Simpson Thacher including an unchanged purchase price of $17.00 per share and an antitrust reverse termination fee increased by $10.0 million from its previous offer to $150.0 million. Party A’s outside counsel indicated that its proposal remained subject to certain outstanding diligence issues and resolution of the issues in the draft merger agreement. Representatives of Simpson Thacher promptly informed the Board of Party A’s revised proposal and reviewed the fiduciary duties of the Board when considering a sale of the Company. The Board then proceeded to discuss whether such revised proposal delivered the highest value for the Company’s stockholders taking into account certainty of closing and the risk of continuing due diligence and negotiation with Party A in light of the deadline associated with OEP’s proposal. Following discussion, the Board determined that Party A’s revised proposal did not adequately address the concerns previously raised at the prior Board meetings and posed too much uncertainty due to significant timing and antitrust risks involved. The Board members expressed concern that Party A’s unwillingness to accept one of the alternative counterproposals offered by the Transaction Committee suggested a lack of confidence on the part of Party A that the proposed transaction would ultimately close. Following this discussion, and for the reasons discussed in “Reasons for the Recommendation of the Board” below, the Board, by unanimous vote (other than Mr. Davenport, who was not present for the deliberations or the vote), approved and authorized the execution and delivery of the merger agreement and other transaction documents with OEP.

Separately, the Board approved approximately $4.0 million in transaction close and retention bonuses for certain executive officers and other key employees of the Company in consideration of their substantial efforts and time commitment in managing the Company’s business and sales process concurrently and to ensure the retention of key members of management. The bonuses were recommended by the Compensation Committee of the Board and were approved by the Board after the Board had approved the merger agreement with OEP. Mr. Davenport did not participate in the Board deliberations or approval of the bonuses. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Company’s Directors, Executive Officers and Affiliates—Transaction Close and Retention Bonuses for Certain Executive Officers” for additional information.

The merger agreement and other transaction documents were executed and delivered by the Company and OEP shortly after the conclusion of the Board meeting.

During the evening on July 2, 2012, the Company issued a press release announcing the execution of the merger agreement and other transaction documents with OEP.

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Company’s board of directors consulted with the Company’s senior management and legal and financial advisors, and considered a number of factors in recommending by unanimous vote (other than Mr. Davenport, who was not present for the deliberations or the vote) that the Company’s stockholders accept the Offer, tender their shares of Common Stock to Purchaser in the Offer and, if the Offer is not completed or if required by applicable law, adopt the Merger Agreement. See “Background of the Offer and the Merger” above for a discussion of the reasons Mr. Davenport was not present for the deliberations or the vote on this matter.

The following is a summary of the material factors that, taken as a whole, supported this recommendation:

Financial Terms; Certainty of Value

•	Historical trading prices and trading information with respect to the Common Stock, including that the Offer Price:

•

Represents a premium of 7.9% based on the closing price per share of Common Stock on June 29, 2012, the last full trading day before the date of the public announcement of the execution of the Merger Agreement.

•

Represents a premium of 17.8% based on the closing price per share of Common Stock on April 23, 2012, the last full trading day before a news article ran reporting rumors that the Company was involved in a sale process.

•	Represents a premium of 19.6% based on the volume-weighted average closing price per share of Common Stock over the 180-day period ending June 29, 2012.

•	Represents a premium of 33.6% based on the volume-weighted average closing price per share of Common Stock for the one-year period ending June 29, 2012.

•

The form of consideration to be paid in the Offer and the Merger is cash, which provides certainty of value and immediate liquidity to the Company’s stockholders while avoiding long-term business risk.

Financial Condition; Prospects of the Company

•

The knowledge of the Company’s board of directors of the Company’s current and historical business, financial condition, results of operations, prospects and competitive position and its belief that the Offer is more favorable to the Company’s stockholders than any other strategic alternative reasonably available to the Company, including remaining as a public company.

•

The risks to the Company as a stand-alone public entity, including risks and uncertainties with respect to (i) achieving the Company’s business plan in light of the current and foreseeable market conditions, including risks and uncertainties in the U.S. and global economy generally and the Company’s industry specifically, and (ii) the “risk factors” set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 15, 2012.

Strategic Alternatives

•

The results of the Company’s sale process described in “Background of the Offer and the Merger” above and discussions with third parties other than OEP V, Parent and Purchaser before the signing of the Merger Agreement and related documents, including contact and meetings with several potential purchasers, none of which submitted a proposal that in the Company’s board of directors’ assessment would deliver higher value to the Company’s stockholders (taking into account likelihood of closing) than the transaction with OEP V, Parent and Purchaser.

•

The Company’s board of directors’ belief, after consultation with the Company’s legal counsel and Macquarie Capital, that continuing discussions with OEP V, Parent, Purchaser or any of the other bidders, or soliciting interest from additional third parties, would be unlikely to lead to an offer that would deliver higher value to the Company’s stockholders.

•

The Company’s board of directors’ belief that prolonging the sale process further (A) could have (i) resulted in the loss of the proposed offer from OEP V, Parent and Purchaser (particularly given the time limitations imposed by the lenders on the debt financing commitment), (ii) negatively impacted the morale of employees and (iii) distracted employees and senior management from implementing the Company’s business plan and (B) would have been unlikely to lead to an offer that delivered higher value to the Company’s stockholders.

Fairness Opinion

•

The receipt by the Company’s board of directors of the oral opinion of Macquarie Capital (USA) Inc. (“Macquarie Capital”), subsequently confirmed in writing, that, as of July 2, 2012, and subject to the factors, assumptions, qualifications and limitations set forth in its written opinion, the per share price of $14.00 in cash, without interest thereon (the “Consideration”), for each outstanding share of Common Stock (other than Common Stock held by the Company as treasury stock or held by Parent or Purchaser, in each case immediately prior to the Effective Time, and other than Dissenting Shares (such Common Stock held by the Company as treasury stock or held by Parent or Purchaser and such Dissenting Shares, collectively, the “Excluded Shares”)), as specified by the Merger Agreement, was fair, from a financial point of view, to the holders of such stock, and the review of Macquarie Capital’s opinion and the analyses underlying it that Macquarie Capital provided to the Company’s board of directors (the Company urges stockholders to read carefully and in its entirety Macquarie Capital’s opinion, which is attached hereto as Annex I, and the information contained in “Opinion of the Company’s Financial Advisor” below for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Macquarie Capital).

Merger Agreement Terms

•

The Merger Agreement has customary no solicitation and termination provisions which, in the view of the Company’s board of directors, should not preclude third parties from making a “superior proposal” or preclude the Company’s board of directors from changing its recommendation in connection with “intervening events.”

•

If the Company’s board of directors determines in good faith, after consultation with its financial and legal advisors, that a competing proposal constitutes a superior proposal, it can (if it determines in good faith, after consultation with its legal advisors, that the failure to do so would be inconsistent with its fiduciary duties and after giving Parent and Purchaser a “match right”) terminate the Merger Agreement and enter into an agreement with respect to such superior proposal, provided that concurrently with such termination the Company pays Parent a termination fee of $28,736,875, which the Company’s board of directors believes is customary for transactions of this type, and should not deter any interested third party from making, or inhibit the Company’s board of directors from approving, a superior proposal if such were available.

•

The Company’s board of directors may withdraw or modify, or publicly propose to withdraw or modify, its recommendation based on a new event or fact (other than a competing proposal) that affects the business, assets or operations of the Company (commonly known as an “intervening event”) if it determines in good faith, after consultation with its financial and legal advisors, that the failure to do so would be inconsistent with its fiduciary duties and after giving Parent and Purchaser a “match right.” If the Company’s board of directors withdraws or modifies its recommendation, Parent may terminate the Merger Agreement and the Company may be required to pay a termination fee of $28,736,875, which the Company’s board of directors believes is customary for transactions of this type, and should not preclude the Company’s board of directors from changing its recommendation in connection with any such “intervening event.”

•	The Merger Agreement has customary terms and was the product of arms-length negotiations.

•

The Offer provides for a prompt cash tender offer for all shares of Common Stock and, if the Offer and Short-Form Merger (as defined below) are not consummated, a Long-Form Merger (as defined below) for the same consideration, subject in each case to the satisfaction of certain conditions, thereby enabling the Company’s stockholders, at the earliest possible time, to obtain the Offer Price in exchange for their shares of Common Stock (thereby reducing uncertainty during the pendency of the transaction).

•	The availability of appraisal rights in connection with the Merger to stockholders who comply with all of the required procedures under the DGCL.

Speed and Likelihood of Consummation

•

The structure of the transaction as a two-step tender offer with a Top-Up Option provides the potential for the stockholders to receive the Offer Price on an accelerated time frame (and potentially reduces uncertainty during the pendency of the transaction). In addition, the structure of the transaction permits the use of a one-step transaction, under certain circumstances, in the event the two-step transaction is unable to be effected.

•	The likelihood that the Offer and the Merger would be consummated, including:

•	Purchaser is required, subject to certain exceptions, to extend the Offer in certain circumstances.

•

The consummation of the Offer is conditioned on a majority of the outstanding shares of Common Stock on a fully diluted basis being validly tendered in the Offer and not validly withdrawn (the “Minimum Tender Condition”), with a back-up Long-Form Merger in certain circumstances, including in the event the Minimum Tender Condition is not satisfied.

•	The permitted filing of a preliminary proxy statement so that the Long-Form Merger structure could be implemented if the Minimum Tender Condition is not satisfied.

•

The conditions to the Offer and the Merger are specific and limited and are not within the control or discretion of Purchaser, Parent or OEP V and, in the judgment of the Company’s board of directors, are likely to be satisfied.

•	The transaction is likely to be completed if a sufficient number of shares of Common Stock are tendered in the Offer because:

•

Upon satisfaction of the conditions to the Offer (including the Minimum Tender Condition), the Purchaser is obligated to exercise the Top-Up Option to purchase the Top-Up Option Shares and close the Short-Form Merger immediately thereafter.

•

Unlike other proposals received by the Company as described more fully in “Background of the Offer and the Merger” above, completion of the Offer and the Merger is not subject to significant antitrust risks, and Parent has agreed in the Merger Agreement to take any and all actions to obtain antitrust approval of the transactions contemplated by the Merger Agreement.

•	The absence of third party consents as conditions to the Offer and the Merger.

•	The business reputation and capabilities of OEP V and its management and the substantial financial resources of OEP V.

•

Concurrently with the execution of the Merger Agreement, stockholders controlling, in the aggregate, approximately 31% of the outstanding shares of Common Stock executed the Support Agreement, pursuant to which they agreed to tender their shares of Common Stock in the Offer and to support the Merger and, if applicable, to vote all of their shares in favor of adoption of the Merger Agreement upon the terms and subject to the conditions of the Support Agreement.

Financing-Related Terms

•	Debt/Equity Commitment Letters

•

The receipt by Parent of executed debt financing commitments from Parent’s sources of debt financing for the Offer and the Merger, the terms of the debt financing commitments (including the conditions therein) and the reputation of the debt financing sources, which, in the reasonable judgment of the Company’s board of directors, increases the likelihood of such debt financing being completed.

•

The obligation of Parent and Purchaser to use reasonable best efforts to obtain the proceeds of the debt and equity financing on the terms and conditions described in the debt commitment letter and Equity Commitment Letter, respectively.

•	OEP V has provided the Equity Commitment Letter to fund the equity portion of the financing.

•

The nature of the conditions to funding set forth in the debt commitment letter and Equity Commitment Letter and the expectation that such conditions will be timely met and the financing will be provided in a timely manner.

•

The obligation of Parent to pay a reverse termination fee to the Company of up to $57,473,750 if the Merger Agreement is terminated under specified circumstances, including as a result of (i) Parent’s failure to consummate the Offer if all conditions to the obligations of Parent and Purchaser to consummate the Offer have been satisfied (other than those that by their nature will be satisfied by actions taken at the closing of the Merger), (ii) Parent’s failure to consummate the Offer if all conditions to the obligations of Parent and Purchaser to consummate the Offer have been satisfied (other than the Financing Proceeds Condition (as defined in the Merger Agreement)) and the Marketing Period (as defined in the Merger Agreement) has expired, (iii) Parent’s failure to consummate the Merger if all conditions to the obligations of Parent and Purchaser to close the Merger have been satisfied (other than those that by their nature will be satisfied by actions taken at the Closing of the Merger) and the Marketing Period (as defined in the Merger Agreement) has expired, or (iv) Parent’s material uncured breach of the Merger Agreement that is the principal factor in the failure of the Offer or the Merger, as the case may be, to be consummated.

•	OEP V has provided the Guaranty in favor of the Company that guarantees the payment of the reverse termination fee by Parent to the Company.

•	Specific Performance:

•

The Company is entitled to cause the equity financing to be funded if (a) with respect to the Merger and the payment of the Consideration, or the Offer and the payment of the Offer Price, as applicable, all of the conditions to Parent and Purchaser’s obligations to the Merger Closing or the Offer Closing, as applicable, have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Merger Closing or the Offer Closing, as applicable, each of which must be capable of being satisfied at the Merger Closing or the Offer Closing, as applicable), (b) the debt financing has been funded or the lenders party to the debt commitment letter have irrevocably and unconditionally confirmed in writing that the debt financing will be funded at the Offer Closing or the Merger Closing, as applicable, if the equity financing is funded at the Offer Closing or the Merger Closing, as applicable, and (c) the Company has irrevocably and unconditionally confirmed that if specific performance were granted and the equity financing and debt financing were funded, the Merger Closing would occur.

The Company’s board of directors also considered a variety of uncertainties and risks in its deliberations concerning the Merger Agreement, which weighed against the approval of the Offer and the Merger, including the following:

•

The risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of the attention of the Company’s directors, executive officers and employees, the potential loss of employees, customers and business partners and the incurrence of significant transaction costs.

•

The fact that the consummation of the Offer is subject to Parent’s receipt of the proceeds of the debt financing (although the Merger is not subject to a similar condition), and the Company is not entitled to seek specific performance of the consummation of the Merger and funding of the equity financing by OEP V pursuant to the Equity Commitment Letter unless the debt financing is available and might, therefore, only be entitled to receive the reverse termination fee if the debt financing is not available.

•

While the consummation of the Offer gives the Company’s stockholders the opportunity to realize a premium over the prices at which the shares of Common Stock were traded before the public announcement of the Merger Agreement, tendering of shares of Common Stock in the Offer and the consummation of the Offer would eliminate the opportunity for stockholders to participate in any possible future growth and profits of the Company.

•

The all-cash consideration to be received by the Company’s stockholders who are U.S. persons in the Offer and the Merger would be taxable to such stockholders who have a gain for U.S. federal income tax purposes.

•

The ability of Parent to match a competing proposal and the fact that the Company may be required to pay Parent a termination fee of up to $28,736,875, while potentially having the effect of discouraging third parties from proposing a competing proposal, were conditions to Parent’s willingness to enter into the Merger Agreement and in the judgment of the Company’s board of directors were reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company’s stockholders.

•

The restrictions on the conduct of the Company’s business before the completion of the Offer and the Merger, generally requiring the Company to conduct its business in the ordinary course of business, which may delay or prevent the Company from undertaking business opportunities that could possibly arise pending completion of the Offer and the Merger, whether or not consummated.

The Company’s board of directors believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweighed the risks and uncertainties of the Offer and the Merger.

The foregoing discussion of information and factors considered by the Company’s board of directors and the reasons for making its recommendation are not intended to be exhaustive, but is believed to include all of the material factors considered by the Company’s board of directors and the material reasons for making its recommendation. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger and the related reasons for making its recommendation, the Company’s board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in and the related reasons for reaching determinations and recommendations. In addition, individual members of the Company’s board of directors may have given different weights to different factors and reasons.

In arriving at their respective recommendations, the directors of the Company were aware of the interests of the Company’s directors, executive officers and affiliates as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Opinion of Financial Advisor

Macquarie Capital was engaged to act as lead financial advisor to the board of directors of the Company in connection with the evaluation of various strategic alternatives. On July 2, 2012, Macquarie Capital rendered its oral opinion, subsequently confirmed in writing, to the board of directors of the Company, to the effect that, as of such date, and based upon and subject to various factors, assumptions, qualifications and limitations set forth in the written opinion, the Consideration to be paid to the holders of the Common Stock (other than Excluded Shares), in the proposed Offer and Merger (collectively, the “Transaction”) was fair, from a financial point of view, to such holders of the Common Stock.

The full text of the written opinion of Macquarie Capital, dated July 2, 2012, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. Holders of shares of Common Stock are encouraged to and should read the opinion carefully and in its entirety. Macquarie Capital’s opinion was provided to the board of directors of the Company in connection with its evaluation of the Consideration provided for in the Transaction from a financial point of view. The opinion of Macquarie Capital does not address any other aspect of the Transaction and does not constitute a recommendation to any holder of Common Stock as to whether such holder should tender its shares in the Offer or how such holder should otherwise act or vote in connection with the Transaction or any other matter. The summary of the opinion of Macquarie Capital set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

In connection with rendering its opinion, Macquarie Capital, among other things:

•

Reviewed a draft of the Merger Agreement dated July 2, 2012, which Macquarie Capital assumed was in substantially final form and would not vary from the executed version thereof in any respect material to its analysis;

•	Reviewed certain publicly available business and financial information relating to the Company and its subsidiaries that Macquarie Capital deemed to be relevant;

•

Reviewed certain non-public internal financial statements and other non-public financial and operating data relating to the Company and its subsidiaries that were prepared and furnished to Macquarie Capital by the management of the Company;

•

Reviewed certain financial projections relating to the Company and its subsidiaries that were provided to Macquarie Capital by the management of the Company and upon which Macquarie Capital had been instructed to rely;

•

Discussed the past and current operations, financial projections, current financial condition and prospects of the Company and its subsidiaries with certain members of senior management of the Company;

•	Reviewed the reported prices and trading activity of the Common Stock;

•

Compared the financial performance of the Company with publicly available information concerning certain other companies that Macquarie Capital deemed relevant, and compared the prices and trading activity of the Common Stock with that of certain publicly traded companies that Macquarie Capital deemed relevant;

•	Reviewed the financial terms of certain publicly available transactions involving companies that Macquarie Capital deemed relevant;

•

Considered the information garnered in its efforts to solicit and hold discussions with, at the direction of the Company, certain specified third parties to solicit indications of interest from such third parties in the possible acquisition of the Company; and

•	Performed such other financial analyses and examinations and considered such other factors that Macquarie Capital deemed appropriate for purposes of its opinion.

For purposes of its analysis and opinion, Macquarie Capital assumed and relied upon, without undertaking responsibility for independently verifying, the accuracy and completeness of the information reviewed by Macquarie Capital or reviewed for Macquarie Capital. With respect to the financial projections of the Company which were furnished to Macquarie Capital, Macquarie Capital assumed that such financial projections were reasonably prepared by the Company on bases reflecting the best currently available estimates and good faith judgments of the future competitive, operating and regulatory environments and related financial performance of the Company. Macquarie Capital expressed no view as to any such financial projections or the assumptions on which they were based.

Macquarie Capital also assumed, with the consent of the board of directors of the Company, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver or modification thereof. Macquarie Capital further assumed, with the consent of the board of directors of the Company, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Offer and the Merger will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Offer or the Merger and that the Offer and Merger will be consummated in accordance with the terms set forth in the Merger Agreement without material modification, waiver or delay.

Macquarie Capital did not make, nor assume any responsibility for making, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or any of its subsidiaries, nor was Macquarie Capital furnished with any such valuations or appraisals, nor did Macquarie Capital evaluate the solvency or fair value of the Company or any of its subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Macquarie Capital’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Macquarie Capital as of July 2, 2012. Subsequent developments may affect Macquarie Capital’s opinion, and Macquarie Capital has no obligation to update, revise, reaffirm or withdraw its opinion.

Macquarie Capital was not asked to opine upon, and expressed no opinion with respect to, any matter other than the fairness from a financial point of view, as of July 2, 2012, to the holders of the Common Stock (other than holders of Excluded Shares), of the Consideration to be paid to such holders of the Common Stock in the proposed Transaction. Macquarie Capital did not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities or options, creditors, or other constituencies of the Company; nor does it address the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration in cash to be paid to the holders of the Common Stock (other than holders of Excluded Shares) pursuant to the Merger Agreement or otherwise. Macquarie Capital’s opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. Macquarie Capital is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters. Macquarie Capital did not express any opinion as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay its obligations when they come due.

The following is a summary of the material financial analyses presented by Macquarie Capital to the Company’s board of directors in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Macquarie Capital. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Macquarie Capital. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 2, 2012, and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Macquarie Capital’s financial analyses.

Historical Stock Price Analysis

Macquarie Capital analyzed historical trading prices of Common Stock over the one-year period ending June 29, 2012, calculated the volume-weighted average daily closing prices for the Common Stock over various time periods and noted the closing stock price on selected dates prior to and including June 29, 2012, including the 52-week high and low closing stock price. The Common Stock price per share ranged from $6.52 to $13.82 over the one-year period ending on June 29, 2012. This analysis indicated that the $14.00 per share cash consideration to be paid to holders of Common Stock represented a premium of:

•	7.9% based on the closing price per share of $12.98 on June 29, 2012, the last full trading day before the date of the public announcement of the Transaction;

•	11.0% based on the volume-weighted average closing price per share of $12.61 over the 5-day period ending June 29, 2012;

•	9.8% based on the volume-weighted average closing price per share of $12.74 over the 30-day period ending June 29, 2012;

•	10.6% based on the volume-weighted average closing price per share of $12.66 over the 60-day period ending June 29, 2012;

•	13.4% based on the volume-weighted average closing price per share of $12.35 over the 90-day period ending June 29, 2012;

•	19.6% based on the volume-weighted average closing price per share of $11.71 over the 180-day period ending June 29, 2012;

•	33.6% based on the volume-weighted average closing price per share of $10.48 over the one-year period ending June 29, 2012;

•	1.3% based on the 52-week high closing price per share of $13.82 on July 6, 2011; and

•	114.7% based on the 52-week low closing price per share of $6.52 on October 4, 2011.

Public Company Comparables Analysis

Macquarie Capital reviewed and compared the financial and operating performance of the Company with certain publicly available information of a selected medical transcription service organization (“MTSO”)/speech technology company, selected healthcare IT companies and selected healthcare business process outsourcers (“BPO”), as set forth below:

MTSO/Speech Technology

•	Nuance Communications, Inc.

Healthcare IT

•	Allscripts Healthcare Solutions, Inc.

•	Cerner Corporation

•	McKesson Corporation

•	MedAssets, Inc.

Healthcare BPO

•	Accenture plc

•	Cognizant Technology Solutions Corporation

Macquarie Capital chose the selected companies for the purposes of this analysis utilizing its professional judgment and experience, taking into account several factors, including, among other things, the size of the Company and the selected companies, the operational and financial characteristics of the Company compared with the selected companies, the competitive landscape in which the Company and the selected companies operate and the product offerings of the Company and the selected companies. Although none of the selected public companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to the Company’s existing medical transcription services business (“Base MTSO Business”) or its emerging technology products business (“High Growth Business”).

For each selected company, using publicly available information for the period ending March 31, 2012 and Wall Street research consensus estimates for the period ending December 31, 2012 and 2013, Macquarie Capital calculated the ratio of (i) enterprise value to revenue (“EV/Revenue”) and enterprise value to earnings before interest, taxes, depreciation and amortization (“EBITDA”, and such ratio, “EV/EBITDA”) for the last twelve months (“LTM”) ending March 31, 2012 and (ii) EV/Revenue and EV/EBITDA for each of the calendar years ending December 31, 2012 and 2013.

The results of these analyses are summarized below.

MTSO/Speech Technology

	EV / Revenue			EV / EBITDA
	LTM 3/31/12	CY2012E	CY2013E	LTM 3/31/12	CY2012E	CY2013E
Nuance Communications, Inc.	5.3x	4.6x	4.0x	12.9x	11.5x	9.9x

Healthcare IT

	EV / Revenue			EV / EBITDA
	LTM 3/31/12	CY2012E	CY2013E	LTM 3/31/12	CY2012E	CY2013E
Allscripts Healthcare Solutions, Inc.	1.5x	1.5x	1.4x	7.3x	6.3x	6.6x
Cerner Corp.	6.0x	5.4x	4.8x	19.8x	17.0x	14.5x
McKesson Corp.	0.2x	0.2x	0.2x	8.2x	7.5x	7.1x
MedAssets, Inc.	2.9x	2.9x	2.7x	9.3x	8.8x	7.4x
Healthcare IT Mean	2.7x	2.5x	2.3x	11.2x	9.9x	8.9x
Healthcare IT Median	2.2x	2.2x	2.1x	8.7x	8.2x	7.2x

Healthcare BPO

	EV / Revenue			EV / EBITDA
	LTM 3/31/12	CY2012E	CY2013E	LTM 3/31/12	CY2012E	CY2013E
Accenture plc	1.3x	1.3x	1.3x	8.8x	8.4x	7.9x
Cognizant Technology Solutions Corp.	2.5x	2.2x	1.9x	11.3x	10.7x	9.1x
Healthcare BPO Mean	1.9x	1.8x	1.6x	10.1x	9.6x	8.5x
Healthcare BPO Median	1.9x	1.8x	1.6x	10.1x	9.6x	8.5x

Overall

	EV / Revenue			EV / EBITDA
	LTM 3/31/12	CY2012E	CY2013E	LTM 3/31/12	CY2012E	CY2013E
Mean	2.8x	2.6x	2.3x	11.1x	10.1x	8.9x
Median	2.5x	2.2x	1.9x	9.3x	8.8x	7.9x

Macquarie Capital selected a range of multiples to apply to the Wall Street research consensus estimate of the Company’s EBITDA for the calendar year ending December 31, 2012. Based upon Macquarie Capital’s professional judgment and experience, and taking into account the analysis of trading comparables described above, Macquarie Capital selected a range of 7.25x to 10.25x. By applying this range to the Company’s 2012 estimated EBITDA, Macquarie Capital derived a range of implied equity values of Common Stock of between $10.48 and $16.90 per share. Macquarie Capital noted that the Consideration was within the resulting implied ranges per the public company comparables analysis. For purposes of its fairness opinion analysis, Macquarie Capital calculated all implied equity values for the Common Stock as follows: relevant derived enterprise value minus net debt of $260.2 million and contingency payments of $34.9 million per the Company’s balance sheet as of April 30, 2012 as provided by Company management, divided by fully diluted shares outstanding of 58.6 million as of June 29, 2012, as provided by Company management.

In addition, using publicly available information for the years 2010 and 2011, Wall Street research consensus estimates for 2012, and, in the case of the year 2012 for the Company, management projections, including for Adjusted EBITDA (as defined under “Certain Company Projections” in Item 8 of this Schedule 14D-9), Macquarie Capital benchmarked the Company’s performance in the years 2010 and 2011, and estimated performance in 2012, against the selected companies for revenue growth, EBITDA growth, EBITDA margin and earnings before interest and taxes (“EBIT”) margin. The results of these analyses are summarized below.

	Revenue Growth		EBITDA Growth
	CY2010 - CY2011	CY2011 - CY2012E	CY2010 - CY2011	CY2011 - CY2012E
Company (per management)*	6.3%	17.6%	37.6%	15.3%
Company (per research)	6.3%	11.3%	37.6%	6.5%
Nuance Communications, Inc.	17.0%	30.1%	47.5%	35.6%
Allscripts Healthcare Solutions, Inc.	N/A **	4.3%	N/A **	31.8%
Cerner Corp.	19.1%	19.1%	21.5%	17.8%
McKesson Corp.	9.1%	4.3%	15.2%	12.5%
MedAssets, Inc.	47.8%	5.2%	43.8%	8.9%
Accenture plc	10.5%	9.0%	4.8%	10.7%
Cognizant Technology Solutions Corp.	33.3%	20.6%	71.9%	11.8%

*	EBITDA percentages for “Company (per management)” are based on Adjusted EBITDA.
**	Allscripts CY2010-CY2011 is N/A because the company transitioned from a May 31 fiscal year to a December 31 fiscal year in 2010.

	EBITDA Margin			EBIT Margin
	CY2010	CY2011	CY2012E	CY2010	CY2011	CY2012E
Company (per management)*	20.6%	26.6%	26.1%	12.5%	18.1%	15.5%
Company (per research)	20.6%	26.6%	25.5%	12.5%	18.1%	11.9%
Nuance Communications, Inc.	30.5%	38.4%	40.0%	16.8%	25.7%	33.7%
Allscripts Healthcare Solutions, Inc.	N/A **	18.8%	23.7%	N/A **	9.6%	15.6%
Cerner Corp.	31.2%	31.8%	31.4%	20.7%	22.1%	22.7%
McKesson Corp.	2.2%	2.3%	2.5%	1.8%	1.8%	2.2%
MedAssets, Inc.	32.7%	31.8%	33.0%	18.8%	13.7%	17.9%
Accenture plc	16.3%	15.5%	15.8%	14.3%	13.5%	13.5%
Cognizant Technology Solutions Corp.	17.1%	22.1%	20.5%	14.7%	20.0%	19.0%

*	EBITDA percentages for “Company (per management)” are based on Adjusted EBITDA. EBIT percentages for “Company (per management)” are based on similar adjustments to EBIT.
**	Allscripts CY2010 is N/A because the company transitioned from a May 31 fiscal year to a December 31 fiscal year in 2010.

Precedent Transaction Comparables Analysis

Macquarie Capital reviewed publicly available information relating to the following selected transactions within the MTSO and healthcare IT and revenue cycle management industries announced since January 2008.

MTSO Transactions

Date	Target	Acquiror	EV/LTM Revenue	EV/LTM EBITDA
March 7, 2012	Transcend Services, Inc.	Nuance Communications, Inc.	2.6x	11.6x
July 14, 2011	Webmedx, Inc.	Nuance Communications, Inc.	1.7x	N/A
February 3, 2010	Spheris Inc.*	MedQuist Inc.	0.7x	3.8x
May 22, 2008	MedQuist Holdings	CBay Systems Ltd.	1.0x	5.2x

Healthcare IT/Revenue Cycle

Management Transactions

Date	Target	Acquiror	EV/LTM Revenue	EV/LTM EBITDA
August 3, 2011	Emdeon Business Services LLC	Blackstone Group L.P.	3.1x	12.4x
March 3, 2011	System C Healthcare Ltd.	McKesson Corp.	2.1x	15.9x
December 20, 2010	Sunquest Information Systems Inc.*	Huntsman Gay Global Capital	N/A	N/A
November 1, 2010	US Oncology, Inc.	McKesson Corp.	0.6x	9.5x
October 1, 2010	Chamberlin Edmonds & Associates, Inc.*	Emdeon Inc.	N/A	N/A
September 14, 2010	The Broadlane Group, Inc.	MedAssets, Inc.	5.2x	16.9x
August 19, 2010	Phase Forward, Inc.	Oracle Corp.	2.4x	13.2x
June 22, 2010	NetSmart Technologies Inc.*	Genstar Capital	N/A	N/A
June 9, 2010	Eclipsys Corp.	Allscripts Healthcare Solutions, Inc.	2.1x	11.6x
June 6, 2010	inVentiv Health Inc.	Thomas H. Lee Partners LP	1.2x	7.8x
May 17, 2010	Virtual Radiologic Corp.	Providence Equity Partners, Inc.	2.0x	7.5x
January 22, 2010	AMICAS, Inc.	Merge Healthcare, Inc.	2.0x	13.6x
January 7, 2010	Healthvision Solutions Inc.*	Lawson Software	N/A	N/A
September 21, 2009	Free & Clear, Inc.	Alere, Inc.	2.6x	19.9x
December 8, 2009	QuadraMed Corp.	Francisco Partners Management LLC	0.7x	7.3x
October 10, 2008	Allscripts Healthcare Solutions, Inc.	Misys plc	2.3x	10.5x
August 4, 2008	The TriZetto Group, Inc.	Apax Partners Worldwide LLP	3.0x	12.6x

*	Transactions with an asterisk were not included (or, in the case of the Webmedx transaction, were not included for purposes of the EV/EBITDA calculations) in Macquarie Capital’s calculations referenced below either because information was not publicly available or, in the case of the Spheris transaction, because Macquarie Capital determined in its professional judgment that it was not sufficiently comparable to the Transaction to warrant inclusion.

Macquarie Capital chose the selected transactions for purposes of this analysis based on its professional judgment and experience. No transaction reviewed was directly comparable to the proposed Transaction.

Accordingly, this analysis involved complex considerations and judgments concerning differences in financial and operating characteristics of the Company relative to the targets in the selected transactions and other factors that would affect the acquisition values in the precedent transactions.

Macquarie Capital calculated the implied EV/Revenue and EV/EBIDTA multiples of each target company for the LTM period prior to the announcement of the relevant transaction and then calculated means and medians for each group of transactions, an overall mean for all transactions and a weighted mean for all transactions. The weighted mean calculation attributed a greater weighting to the MTSO transactions than the healthcare IT and revenue cycle management transactions based on Macquarie Capital’s professional judgment taking into account the relative contribution of each of the Base MTSO Business and the High Growth Business, respectively, to the Company’s historical and projected revenue and EBITDA based on Company management’s projections and discounted cash flow analysis. The results of these calculations are set forth in the tables below.

MTSO Transactions

	EV / LTM Revenue	EV / LTM EBITDA
Mean	1.7x	8.4x
Median	1.7x	8.4x

Heathcare IT / Revenue Cycle Management Transactions

	EV / LTM Revenue	EV / LTM EBITDA
Mean	2.2x	12.2x
Median	2.1x	12.4x

Overall Mean / Weighted Mean

	EV / LTM Revenue	EV / LTM EBITDA
Mean	2.1x	11.2x
Weighted Mean	1.8x	9.2x

Based on Macquarie Capital’s professional judgment taking into account the overall mean EV/LTM Revenue multiple referenced above and the weighted mean EV/LTM EBITDA multiple referenced above, and the differences between the Company’s business and the businesses of the target companies in the precedent transactions, Macquarie Capital selected a range of EV/Revenue multiples of 1.75x to 2.5x and a range of EV/EBITDA multiples of 8.0x to 10.0x. Applying the range of EV/Revenue multiples to the Company’s reported revenues for the LTM period ending March 31, 2012, Macquarie Capital derived a range of implied equity values of the Common Stock of between $8.40 and $14.19 per share. Applying the range of EV/EBITDA to the Company’s reported Adjusted EBITDA for the LTM period ending March 31, 2012, Macquarie Capital derived a range of implied equity values of the Common Stock of between $11.05 and $15.07. Macquarie Capital noted that the Consideration was within the resulting implied ranges per the precedent transaction comparables analysis.

Discounted Cash Flow Analysis

Macquarie Capital performed a sum-of-the-parts discounted cash flow analysis to produce a range for the implied present value per share of the Common Stock, assuming the Company continued to operate as an independent entity. The valuation range was determined by adding, for the Company’s Base MTSO Business and High Growth Business separately, (i) the net present value of the unlevered free cash flows for the second half of 2012 and years 2013 through 2016 (projected as of June 30, 2012) and (ii) the present value of the terminal value of each business of the Company as of December 31, 2016. The analysis used financial projections provided by Company management for the years ending December 31, 2012 through December 31, 2016. For purposes of the analysis, unlevered free cash flow was calculated as Adjusted EBITDA, less capital expenditures, less cost of legal proceedings, less cash taxes, plus net change in working capital.

Macquarie Capital estimated the range for the implied present value per share of the Common Stock by using the following assumptions, which Macquarie Capital selected based on its professional judgment: (i) a range of perpetuity growth rates applied to projected 2016 unlevered free cash flow for the Base MTSO business of (0.25%) to 0.25%, (ii) a range of terminal multiples applied to projected 2016 Adjusted EBITDA for the High Growth Business of 6.0x to 8.0x, and (iii) a range of discount rates of 10.4% to 11.4% for the Base MTSO Business and 30.0% to 40.0% for the High Growth Business taking into account the Company’s current cost of debt, the capital asset pricing model and adjustments for risk associated with each respective business, including in particular the risk associated with the High Growth Business. This analysis resulted in a range for the implied present value per share of the Common Stock of between $13.83 and $19.18. Macquarie Capital noted that the Consideration was within the resulting implied ranges per the discounted cash flow analysis. Macquarie Capital noted that it assigned less weight to the discounted cash flow analysis in assessing fairness given the high rate of growth set forth in the projections as provided by Company management for the High Growth Business and the resulting unpredictability of whether those results will be achieved.

The following tables present the results of these analyses in a range of implied present values:

Sum-of-the-Parts Summary:

($mm)	Low		High
Base MTSO Business	$856.4	—	$966.4
High Growth Business	$250.0	—	$453.8
Total Enterprise Value	$1,106.4	—	$1,420.1

Less: Net Debt	($260.2)	—	($260.2)
Less: Contingency Payments	($34.9)	—	($34.9)
Total Equity Value	$811.3	—	$1,125.0

Fully Diluted Shares Outstanding	58.6	—	58.6
Equity Value Per Share	$13.83	—	$19.18

*	Net debt and contingency payment amounts were based on the Company’s balance sheet as of April 30, 2012 as provided by Company management and fully diluted shares outstanding is as of June 29, 2012 as provided by Company management.

Base MTSO Business (implied Enterprise Value in $mm):

Perpetuity Growth Rate
WACC	(0.50%)	(0.25%)	-%	0.25%	0.50%
9.9%	$965.3	$981.3	$998.1	$1015.8	$1034.4
10.4%	$921.4	$935.7	$950.7	$966.4	$982.9
10.9%	$881.4	$894.2	$907.6	$921.7	$936.4
11.4%	$844.8	$856.4	$868.4	$881.0	$894.1
11.9%	$811.2	$821.6	$832.5	$843.8	$855.6

High Growth Business (implied Enterprise Value in $mm):

Terminal EBITDA Multiple
WACC	5.0x	6.0x	7.0x	8.0x	9.0x
25.0%	$367.0	$427.3	$487.5	$547.8	$608.1
30.0%	$305.1	$354.6	$404.2	$453.8	$503.3
35.0%	$255.7	$296.7	$337.7	$378.8	$419.8
40.0%	$215.8	$250.0	$284.3	$318.5	$352.7
45.0%	$183.5	$212.2	$240.9	$269.6	$298.3

The following weighted average cost of capital (“WACC”) tables prepared by Macquarie Capital in connection with its analysis support the range of discount rates selected:

Base MTSO Business

WACC Calculation
Risk-free Rate	1.7%
Equity Risk Premium	6.5%*
Relevered Beta	2.33
Cost of Equity	16.9%
Size Premium	2.5%
Adjusted Cost of Equity	19.4%
Long-term Average Cost of Debt	8.6%
Assumed Tax Rate	38.0%
After Tax Cost of Debt	5.3%
Debt/Total Capitalization	60.7%
Implied WACC	10.9%

High Growth Business

WACC Calculation
Risk-free Rate	1.7%
Equity Risk Premium	30.0%**
Relevered Beta	2.33
Cost of Equity	71.6%
Size Premium	2.5%
Adjusted Cost of Equity	74.1%
Long-term Average Cost of Debt	8.6%
Assumed Tax Rate	38.0%
After Tax Cost of Debt	5.3%
Debt/Total Capitalization	60.7%
Implied WACC	32.4%

*	Historical market risk premium at June 1, 2012 from an industry source.
**	Venture business risk premium assigned to High Growth Business.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Macquarie Capital’s opinion. In arriving at its fairness determination, Macquarie Capital considered the results of all of its analyses and, except as expressly stated above, did not attribute any particular weight to any factor or analysis considered by it. Rather, Macquarie Capital made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Transaction. Macquarie Capital prepared these analyses for purposes of providing its opinion to the board of directors of the Company as to the fairness from a financial point of view, to the holders of shares of the Common Stock (other than Excluded Shares), of the Consideration to be paid to such holders in the Transaction. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Macquarie Capital or any other person assumes responsibility if future results are materially different from those forecast.

The Consideration was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company’s board of directors by unanimous vote (other than Mr. Davenport, who was not present for the deliberations or the vote) following a presentation to the board of directors. See “Item 4. The Solicitation or the Recommendation—Background of the Offer and the Merger; Reasons for the Recommendation of the Board—Background of the Offer and the Merger” for a discussion of the reasons Mr. Davenport was not present for the deliberations or the vote on this matter. Macquarie Capital provided advice to the Company’s board of directors during these negotiations. Macquarie Capital did not, however, recommend any specific amount of consideration to the board of directors or that any specific amount of consideration constituted the only appropriate consideration for the Transaction. As described above, Macquarie Capital’s opinion to the Company’s board of directors was one of many factors taken into consideration by the Company’s board of directors in making its determination to approve the Transaction. The foregoing summary does not purport to be a complete description of the analyses performed by Macquarie Capital in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Macquarie Capital, which is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference.

Macquarie Capital’s opinion was approved by a committee of Macquarie Capital professionals in accordance with its customary practice.

Macquarie Capital and its affiliates are engaged in a broad range of securities activities and financial advisory services. Macquarie Capital and its affiliates carry on a range of businesses for their own account and for their customers, including providing stock brokerage, investment advisory, investment management, proprietary financings and custodial services. In the ordinary course of business, Macquarie Capital or its affiliates may actively trade in the debt and equity securities (including bank loans), or options on securities, of (x) the Company, affiliates of the Company and their portfolio companies, (y) affiliates of Parent and portfolio companies of Parent and its affiliates and (z) any other company that may be involved in the Transaction, for its and their own accounts and for the accounts of its and their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Macquarie Capital and its affiliates have in the past provided, may be currently providing and in the future may provide, financial advisory services to the Company, affiliates of the Company and their portfolio companies, and to Parent and its affiliates and their portfolio companies, for which Macquarie Capital or such affiliates have received, and/or would expect to receive, compensation. Specifically, in the two years prior to the delivery of its fairness opinion, Macquarie Capital or its affiliates have provided services including the following: (i) having acted as a lender to the Company under its credit facility, for which it received customary compensation or other financial benefits, as book runner of an initial public offering for the Company, for which it received a fee of $850,000, and as dealer manager in an exchange offer undertaken by the Company, for which it received a fee of $1.25 million, (ii) having acted as joint book runner for the credit facility of a portfolio company of One Equity Partners IV, L.P., an affiliate of Parent, for which it received a fee of $5.1 million, and having acted as lender under that credit facility, for which it received customary compensation or other financial benefits, including $200,000 of original issue discount, (iii) having acted as joint book runner for credit facilities of a portfolio company of the S.A.C. PCG Funds, for which it received fees of $7.2 million, and having acted as a lender under those credit facilities, for which it received customary compensation or other financial benefits and (iv) having acted as financial advisor to a portfolio company of Siris Capital Group, LLC, which is managed by Messrs. Baker, Berger and Hendren for which it received a $1 million advisory fee. In addition, Macquarie Capital and its affiliates may invest in one or more funds managed by affiliates of the Company and has made a $15 million investment in a fund whose principals are directors of the Company.

Macquarie Capital has acted as financial advisor to the Company’s board of directors in connection with the Transaction. The board of directors of the Company selected Macquarie Capital as its financial advisor because it is an internationally recognized financial advisory firm that has substantial experience in transactions similar to the Transaction. Macquarie Capital is expected to receive a fee of approximately $1.9 million as a result of the delivery of its fairness opinion. If the Offer or Merger is consummated, Macquarie Capital will receive an additional fee of approximately $7.6 million. In addition, the Company agreed to reimburse certain of Macquarie

Capital’s expenses and to indemnify Macquarie Capital and related persons against certain liabilities arising out of its engagement. In certain circumstances, if the Merger Agreement is terminated and the Company receives the termination fee as described in “Article VII—Termination, Amendment and Waiver” of the Merger Agreement, Macquarie Capital will be entitled to a portion of the termination fee the Company receives, as described in Item 5 below.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s directors, executive officers and affiliates currently intend to tender or cause to be tendered all shares of Common Stock held of record or beneficially owned by such persons or entities pursuant to the Offer (other than shares of Common Stock as to which such holder does not have discretionary authority).

Item 5.	Person / Assets Retained, Employed, Compensated or Used

Macquarie Capital

The Company has retained Macquarie Capital as its lead financial advisor in connection with the Offer and the Merger, and in connection with such engagement, Macquarie Capital provided the fairness opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor,” which is attached as Annex I hereto and is incorporated herein by reference. The Company selected Macquarie Capital as its lead financial advisor because it is an internationally recognized financial advisory firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement.

Pursuant to a letter agreement dated March 14, 2012 (the “Macquarie Agreement”), Macquarie Capital agreed to act as lead financial advisor to the Company in connection with the possible sale of all or substantially all of the equity securities or assets of the Company. Macquarie Capital also agreed to, upon the Company’s request, provide an opinion as to the fairness, from a financial point of view, to the holders of Common Stock of the consideration they would receive in the proposed transaction. The Company agreed to pay Macquarie Capital a transaction fee equal to 0.85% of the Transaction Value (as defined in the Macquarie Agreement) and a one-time fee equal to 20% of such transaction fee upon the delivery of the fairness opinion, provided that the fee paid in respect of the fairness opinion will reduce on a dollar-for-dollar basis the fee paid in respect of the Transaction Value (as defined in the Macquarie Agreement). If the Company receives any compensation related to the termination of a definitive agreement for such a proposed transaction (such as a termination fee or expense reimbursement), Macquarie Capital will be entitled to 10% of such amount, less the amount of any other fees previously paid to Macquarie Capital under the Macquarie Agreement and subject to a cap of 50% of the transaction fee that would have been payable to Macquarie Capital had such transaction been consummated. In addition, the Company has agreed to reimburse Macquarie Capital for all reasonable and documented expenses, not to exceed $400,000, without the consent of the Company, such consent not to be unreasonably withheld, and has agreed to indemnify Macquarie Capital and related persons against various liabilities. If the Macquarie Agreement is terminated and the Company enters into a transaction involving the sale of all or substantially all of the equity securities or assets of the Company (or an agreement with respect to such transaction) within six months of such termination and subsequently consummates such transaction, the Company is required to pay Macquarie Capital the fee in respect of the Transaction Value as described above upon the closing of such transaction, subject to certain exceptions.

Pursuant to the Macquarie Agreement, Macquarie Capital also agreed that neither it nor any of its affiliates will provide or arrange financing to any potential purchaser in connection with the proposed transaction, provided that the foregoing does not apply to any credit facilities to which Macquarie Capital or any of its affiliates was a party as of the date of the Macquarie Agreement, credit facilities or securities offerings the proceeds of which, to Macquarie Capital’s knowledge, will not be used for financing the proposed transaction and certain investments in the ordinary course of business that affiliates of Macquarie Capital that have not received any confidential information from Macquarie Capital regarding the transaction manage or advise on behalf of their clients.

In connection with the Offer and the Merger, the Company expects Macquarie Capital will receive a fee of approximately $9.5 million for its services, approximately $7.6 million of which is contingent upon the consummation of the Merger. Macquarie Capital is expected to receive a fee of approximately $1.9 million in connection with the delivery of its fairness opinion.

RBCCM

The Company also retained RBCCM as a financial advisor in connection with a potential transaction involving the Company. The Company selected RBCCM as a financial advisor because it is an internationally recognized investment banking firm and based on its strong reputation as a M&A financial advisor and familiarity with the Company.

Pursuant to a letter agreement dated March 15, 2012 (the “RBCCM Agreement”), RBCCM agreed to act as a financial advisor to the Company in connection with the possible sale of all or substantially all of the equity securities or assets of the Company. The Company agreed to pay RBCCM a transaction fee equal to 0.20% of the Transaction Value (as defined in the RBCCM Agreement). If the Company receives any compensation related to the termination of a definitive agreement related to such a proposed transaction (such as a termination fee or expense reimbursement), RBCCM will be entitled to 10% of such amount, less the amount of any other fees previously paid to RBCCM under the RBCCM Agreement and subject to a cap of 50% of the transaction fee that would have been payable to RBCCM had such transaction been consummated. In addition, the Company has agreed to reimburse RBCCM for all reasonable and documented expenses, not to exceed $200,000, without the consent of the Company, such consent not to be unreasonably withheld, and has agreed to indemnify RBCCM and related persons against various liabilities. If the RBCCM Agreement is terminated and the Company enters into a transaction involving the sale of all or substantially all of the equity securities of the Company (or an agreement with respect to such transaction) within six months of such termination and subsequently consummates such transaction, the Company will pay RBCCM the fee in respect of the Transaction Value as described above upon the closing of such transaction, subject to certain exceptions. Upon the consummation of the Merger, the Company expects RBCCM will receive a fee of approximately $2.2 million for its services, and the Company’s board of directors may, in its sole discretion, pay RBCCM a one-time discretionary fee in an amount that it deems to be appropriate.

RBCCM has agreed to act as a joint lead arranger and joint lead bookrunner for, and RBC has committed to provide a portion of, the aggregate debt financing to be obtained by Parent in connection with the consummation of the Offer and the Merger, subject to certain customary conditions. Pursuant to the RBCCM Agreement, RBCCM agreed (i) to implement certain procedures designed to ensure that information provided to RBCCM from one bidder would be safeguarded and not disclosed to other bidders, (ii) that none of the RBCCM professionals working on any financing team for the potential transaction would be members of the RBCCM team providing financial advisory services to the Company, and (iii) to implement measures (including information barriers between RBCCM’s financing team and RBCCM’s financial advisory team) to maintain confidentiality as between any bidder and the Company.

Agreement with SHIFT Communications

The Company has retained SHIFT Communications, LLC as its public relations advisor. The Company has agreed to pay customary compensation to SHIFT Communications for such services.

Agreements with Georgeson and Computershare

Purchaser has engaged Georgeson Inc. (“Georgeson”) to provide information agent services in connection with the Offer. Purchaser has agreed to pay customary compensation for such services. In addition, Purchaser has arranged to reimburse Georgeson for its reasonable out-of-pocket expenses and to indemnify Georgeson and related persons against certain liabilities relating to or arising out of its engagement.

Purchaser has engaged Computershare Inc. and Computershare Trust Company, N.A. (collectively, “Computershare”) to provide depositary and paying agent services in connection with the Offer and the Merger. Purchaser has agreed to pay customary compensation for such services and to reimburse Computershare for its reasonable and necessary expenses. In addition, Purchaser has agreed to indemnify Computershare against certain liabilities relating to or arising out of its engagement. Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

Securities Transactions

No transactions with respect to shares of Common Stock have been effected by the Company or, to the Company’s knowledge, by any of its directors, executive officers, affiliates or subsidiaries during the 60 days before the date of this Schedule 14D-9, except with respect to the Top-Up Option (as defined below) and for the following transactions:

Name	Transaction Date	Number of Shares	Price Per Share ($) (if applicable)	Nature of Transaction
Kathryn F. Twiddy	5/18/2012	14,286	N/A	Grant of Restricted Stock
Robert J. Greczyn, Jr.	6/11/2012	5,290	N/A	Grant of Restricted Stock
Kenneth J. McLachlan	6/11/2012	5,290	N/A	Grant of Restricted Stock
James P. Nolan	6/11/2012	5,290	N/A	Grant of Restricted Stock
Colin J. O’Brien	6/11/2012	4,938	N/A	Grant of Restricted Stock
Andrew E. Vogel	6/11/2012	5,290	N/A	Grant of Restricted Stock
Henry C. Wolf	6/11/2012	4,234	N/A	Grant of Restricted Stock
Ronald L. Scarboro	6/14/2012	23,076	N/A	Grant of Restricted Stock Units (1)
Michael F. Clark	6/29/2012	4,290	12.98	See Footnote (2)
Matthew Jenkins	6/29/2012	557	12.98	See Footnote (2)
William J. Donovan	6/29/2012	478	12.98	See Footnote (2)
Amy D. Amick	6/29/2012	1,194	12.98	See Footnote (2)
Michael E. Raymer	6/29/2012	796	12.98	See Footnote (2)
Randy A. Drawas	6/29/2012	796	12.98	See Footnote (2)
Roger L. Davenport	7/2/2012	62,500	N/A	Grant of Restricted Stock Units (3)

(1)	Includes 17,307 time-vesting Restricted Stock Units and 5,769 performance-vesting Restricted Stock Units.
(2)	Common Stock withheld by the Company to satisfy the executive officer’s tax withholding obligations upon the vesting of shares of Restricted Stock on June 29, 2012.
(3)	Includes 31,250 time-vesting Restricted Stock Units and 31,250 performance-vesting Restricted Stock Units.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (a) a tender offer for, or other acquisition of, the Company’s securities by the Company, any subsidiary of the Company or any other person; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Company’s board of directors, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Directors, Executive Officers and Affiliates” is incorporated herein by reference.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of shares of Common Stock at the Effective Time (a “Remaining Stockholder”) who has neither voted in favor of the Merger nor consented thereto in writing and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of the holder’s shares of Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for shares of Common Stock held by such holder. Stockholders who tender their shares of Common Stock in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Consideration paid therefor in the Offer. The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex II hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger (or a similar merger) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of shares of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected as a short-form merger under Section 253 of the DGCL (a “Short-Form Merger”) but rather is being consummated following approval thereof at a meeting of the Company’s stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote of the Company’s stockholders or by written consent of stockholders in lieu of a meeting. If the Merger is approved by a vote of stockholders at a meeting, this written demand for appraisal of shares of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the adoption of the Merger Agreement, and voting against, abstaining from voting or failing to vote on the Merger Agreement will not constitute a demand for appraisal within the meaning of Section 262 of the DGCL. Also in such case, any stockholder seeking appraisal rights must hold the shares of Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such shares through the Effective Time and otherwise comply with the provisions of Section 262 of the DGCL.

A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds shares of Common Stock as a nominee for others, may exercise appraisal rights with respect to the shares of Common Stock held for all or less than all beneficial owners of shares of Common Stock as to which the holder is the record owner. In such case, the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger or if the Merger is approved by written consent of stockholders in lieu of a meeting.

Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares of Common Stock owned by such stockholders, determining the fair value of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation of the merger. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible as proof as of the date of the Merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their shares of Common Stock determined under Section 262 of the DGCL could be more than, the same as or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. The Company expects that Parent would cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the shares of Common Stock is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the shares of Common Stock subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of shares of Common Stock shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for his or her shares of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder’s rights to appraisal shall cease. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Parent has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

The preservation and exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights will result in the loss of those rights. The foregoing summary of the rights of dissenting stockholders under the DGCL is not a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to the DGCL.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES OF THE COMPANY’S COMMON STOCK IN THE OFFER IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES OF THE COMPANY’S COMMON STOCK IN THE OFFER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES OF COMPANY COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Antitrust Laws

Parent filed a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) relating to its proposed acquisition of the Company on July 16, 2012. The Company expects to submit its Premerger Notification and Report Form with the FTC and the Antitrust Division on July 17, 2012. Consequently, the required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on July 31, 2012, unless earlier terminated.

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer, the acquisition of shares of Common Stock pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Parent’s acquisition of shares of Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Common Stock pursuant to the Offer or seeking the divestiture of shares of Common Stock acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Litigation

On July 6, 2012, a purported stockholder of the Company filed a putative class action lawsuit in the Court of Chancery of the State of Delaware, captioned Alan Kahn v. Roger L. Davenport, et al., Case No. 7675-VCP. The defendants are the Company, the members of the Company’s board of directors, One Equity Partners, LLC (“OEP LLC”) and its affiliates, Parent and Purchaser. The Kahn action purports to be brought individually and on behalf of the public stockholders of the Company. The Kahn complaint contains allegations that the individual directors breached their fiduciary obligations because they (i) agreed to a flawed process that precluded the emergence of competing bidders and whereby the Company’s financial advisor was not independent; and (ii) failed to maximize stockholder value. The Kahn complaint further alleges that OEP LLC and Parent aided and abetted those alleged breaches of fiduciary duty. The Kahn action seeks, among other things, injunctive relief prohibiting consummation of the proposed Transaction, rescission of the Merger Agreement, damages and attorneys’ fees and costs. The Kahn complaint is attached as Exhibit (a)(9) to this Schedule 14D-9.

On July 9, 2012, a purported stockholder of the Company filed a putative class action lawsuit in the Court of Chancery of the State of Delaware, captioned Edward Forstein, v. MModal Inc. et al., Case No. 7680-VCP. The defendants are the Company, the members of the Company’s board of directors, OEP LLC and its affiliates, Parent and Purchaser. The Forstein action purports to be brought individually and on behalf of the public stockholders of the Company. The Forstein complaint contains allegations that the individual directors breached their fiduciary obligations because (i) one of the Company’s financial advisors was materially conflicted; (ii) the Company’s largest stockholder had different interests than the Company’s public stockholders; (iii) they agreed to preclusive deal protection provisions; and (iv) the individual directors failed to maximize stockholder value. The Forstein complaint further alleges that OEP LLC, Parent and Purchaser aided and abetted those alleged breaches of fiduciary duty. The Forstein action seeks, among other things, injunctive relief prohibiting consummation of the proposed Transaction, rescission of the Merger Agreement, damages and attorneys’ fees and costs. The Forstein complaint is attached as Exhibit (a)(10) to this Schedule 14D-9.

On July 10, 2012, a purported stockholder of the Company filed a putative class action lawsuit in the Court of Chancery of the State of Delaware, captioned Scott Phillips v. Roger L. Davenport, et al., Case No. 7685-VCP. The defendants are the Company, the members of the Company’s board of directors, OEP LLC and its affiliates, Parent and Purchaser. The Phillips action purports to be brought individually and on behalf of the public stockholders of the Company. The Phillips complaint contains allegations that the individual directors breached their fiduciary obligations because they (i) agreed to preclusive deal protection provisions; (ii) failed to maximize stockholder value; and (iii) have material conflicts of interest. The Phillips complaint further alleges that the Company, OEP LLC, Parent and Purchaser aided and abetted those alleged breaches of fiduciary duty. The Phillips action seeks, among other things, preliminary and permanent injunctive relief prohibiting consummation of the proposed Transaction, damages and attorneys’ fees and costs. The Phillips complaint is attached as Exhibit (a)(11) to this Schedule 14D-9.

Vote Required to Approve the Merger; Short-Form Merger

The Company’s board of directors has approved the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise (including through exercise of the Top-Up Option described below), at least 90% of the outstanding shares of Common Stock entitled to vote on the adoption of the Merger Agreement, Purchaser will be able to effect the Merger without the vote of any stockholder of the Company. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger.

Top-Up Option

Subject to the terms of the Merger Agreement and applicable law, the Company has granted Purchaser an irrevocable option (the “Top-Up Option”) to purchase, at a price per share equal to the Offer Price, that number of newly issued, fully paid and nonassessable shares of Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock directly or indirectly owned by Parent and Purchaser at the time of exercise of the Top-Up Option, will constitute one share more than 90% of the shares of Common Stock outstanding immediately after the issuance of the Top-Up Option Shares.

The Top-Up Option is intended to expedite the timing of the consummation of the Merger by permitting a Short-Form Merger. Purchaser is required to exercise the Top-Up Option if Purchaser does not own at least 90% of the outstanding shares of Common Stock immediately after it accepts for purchase all of the shares of Common Stock validly tendered and not withdrawn. Upon the consummation of the Offer, Purchaser is required to pay to the Company the purchase price owed by Purchaser to the Company to purchase the Top-Up Option Shares, at Purchaser’s option, (i) in cash, by wire transfer of same-day funds, or (ii) by (x) paying in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of the Top-Up Option Shares and (y) executing and delivering to the Company a promissory note, with such terms as specified in the Merger Agreement, having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash. Any dilutive impact on the value of the shares of Common Stock as a result of the issuance of the Top-Up Option Shares will not be taken into account in any determination of the fair value of any shares of Common Stock owned by any stockholder of the Company who is entitled to and properly exercises appraisal rights under Section 262 of the DGCL, except as may be required by applicable law.

If the Minimum Tender Condition is satisfied and Purchaser accepts such shares of Common Stock for payment pursuant to the Offer, the Top-Up Option assures that the Merger can be consummated as a Short-Form Merger.

Delaware Anti-Takeover Law

Section 203 of the DGCL (“Section 203”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company’s board of directors has taken all appropriate action so that Section 203, with respect to Parent, Purchaser and the Company, will not be applicable to the Offer or the Merger.

Stockholder Approval

In the event that the Offer and a Short-Form Merger is not consummated, the Company will seek stockholder approval of the Merger. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock to adopt the Merger Agreement (if required by applicable law) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger.

Certain Company Projections

The Company does not as a matter of course publicly disclose projections as to future performance or earnings due to the significant unpredictability of the underlying assumptions and estimates. However, in connection with Macquarie Capital’s role as the Company’s financial advisor and OEP V’s, Parent’s and Purchaser’s due diligence investigation of the Company, the Company’s management provided to Macquarie Capital, OEP V, Parent and Purchaser certain of management’s internal non-public standalone financial projections concerning the Company for fiscal years 2012 through 2016, which are summarized below. The Company’s financial forecasts for these fiscal years were reviewed with the Company’s board of directors and were used by Macquarie Capital in connection with its preparation of its fairness opinion and related financial analysis of the Offer and the Merger.

These financial forecasts were prepared solely for internal use and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial forecasts included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial forecasts.

These financial forecasts reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. These financial forecasts are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial forecasts constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such financial forecasts, including, but not limited to, the Company’s performance, the marketplace for its products and services, industry performance, general business and economic conditions, customer requirements, competition, the Company’s ability to successfully manage costs in the future, adverse changes in applicable laws, regulations or rules and other risks and uncertainties described in reports filed with the SEC. See also “Forward-Looking Statements” below.

There can be no assurance that the financial forecasts will be realized or that actual results will not be significantly higher or lower than projected. These financial forecasts cover multiple years and such information by its nature becomes less predictive with each successive year. In addition, these financial forecasts will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which these financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control.

These financial forecasts also reflect assumptions as to certain business decisions that are subject to change. These financial forecasts cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that the Company, any of its financial advisors or anyone who received this information then considered, or now considers, it necessarily predictive of actual future events, and this information should not be relied upon as such. None of the Company, its financial advisors or any of their affiliates intends to, and each of them disclaims any obligation to, update or revise such projections.

These financial forecasts do not take into account any circumstances or events occurring after the date they were prepared, including the July 2, 2012 announcement of the pending acquisition of the Company by Parent and Purchaser pursuant to the Offer and the Merger or subsequent integration activities. For instance, there can be no assurance that the announcement of the Offer and the Merger will not cause the Company’s customers to delay or cancel purchases of its products or services pending the consummation of the Offer and the Merger. Any such delay or cancellation of customer sales is likely to adversely affect the Company’s ability to achieve the results reflected in such financial projections. Further, the financial forecasts do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The inclusion of these financial forecasts should not be deemed an admission or representation by the Company with respect to the financial forecasts or that the financial forecasts are viewed by the Company as material information of the Company, and in fact the Company views the financial forecasts as non-material because of the inherent risks and uncertainties associated with such long-term forecasts.

These financial forecasts are not being included in this Schedule 14D-9 to influence your decision whether to tender your shares in the Offer, but because these financial forecasts were made available by the Company to Macquarie Capital (the Company’s financial advisor), OEP V, Parent and Purchaser. The information from these financial forecasts should be evaluated, if at all, in conjunction with the other information regarding the Company contained elsewhere in this Schedule 14D-9 and the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Company’s financial forecasts, stockholders are cautioned not to place undue, if any, reliance on the forecasts included in this Schedule 14D-9.

Consolidated Company Projections

The following consolidated financial forecasts present Adjusted EBITDA and Total Unlevered Pre-Tax Free Cash Flow, which are non-GAAP metrics used by management to measure operating performance (GAAP refers to U.S. Generally Accepted Accounting Principles). Adjusted EBITDA is defined as net income, plus income taxes, interest expense, net, depreciation and amortization, cost of legal proceedings and settlements, acquisition and restructuring charges, share based compensation and realized gain on settlement of foreign currency hedges, excluding other (income) expense. The realized (loss) gain on settlement of foreign currency hedges is a component of other (income) expense. Total Unlevered Pre-Tax Free Cash Flow is defined as Net Increase (Decrease) in Cash, plus cash interest, taxes and debt payments, less other. A reconciliation of Adjusted EBITDA to net income and Total Unlevered Pre-Tax Free Cash Flow to Net Increase (Decrease) in Cash, the most directly comparable GAAP measures, respectively, prepared by the Company’s management, is included below. Such reconciliation of Total Unlevered Pre-Tax Free Cash Flow to Net Increase (Decrease) in Cash was not made available to Macquarie Capital in connection with the preparation of its fairness opinion or to Parent and Purchaser in connection with their due diligence review of the Company, but was provided to Macquarie Capital, Parent and Purchaser in preparation for the commencement of the Offer.

Consolidated Statement of Operations—Forecast Model

	Fiscal Year Ending December 31
	2012E	2013E	2014E	2015E	2016E
	(in millions)
Total Revenue	$522.0	$670.9	$728.7	$826.3	$1,014.9

Net Income	$29.3	$109.5	$88.0	$119.1	$184.0
Income tax provision	0.7	9.5	53.9	72.9	112.7
Interest expense, net	29.6	25.0	22.5	18.6	10.8
Depreciation and amortization	55.1	54.6	53.7	54.3	56.6
Cost of legal proceedings and settlements, net	0.9	0.5	0.5	0.5	0.5
Acquisition and restructuring	26.0	0.6	0.6	0.6	0.6
Other income (expense)	(7.0)	—	—	—	—
Share based compensation	1.6	—	—	—	—

Adjusted EBITDA	$136.2	$199.7	$219.2	$266.0	$365.2

Consolidated Statement of Cash Flow—Forecast Model

	Fiscal Year Ending December 31
	2012E	2013E	2014E	2015E	2016E
	(in millions)
Net Cash Provided by Operating Activities	$93.8	$165.4	$140.8	$162.6	$216.3
Net Cash Used in Investing	(68.3)	(47.3)	(54.3)	(56.6)	(62.1)
Net Cash Used in Financing	(14.0)	(20.0)	(20.0)	(120.0)	(85.0)
Effect of Exchange Rate Changes	0.6	—	—	—	—

Net Increase (Decrease) in Cash	$12.1	$98.1	$66.5	$(14.0)	$69.2

Cash interest	25.0	23.3	21.9	18.6	10.8
Taxes	0.7	9.5	53.9	72.9	112.7
Debt payments	14.0	20.0	20.0	120.0	85.0
Other	(9.3)	1.6	0.6	1.5	1.3

Total Unlevered Pre-Tax Free Cash Flow	$42.5	$152.5	$162.9	$199.0	$279.0

Standalone Base MTSO Business and High Growth Business Projections

The following standalone financial forecasts for the Company’s existing medical transcription services organization business (“Base MTSO Business”) and emerging technology products business (“High Growth Business”) present Adjusted EBITDA for each of the businesses, as Adjusted EBITDA is defined above under “Consolidated Company Projections.” A reconciliation of Adjusted EBITDA to Net Income, the most directly comparable GAAP measure prepared by the Company’s management, for each of the businesses is included below. Such reconciliations of Adjusted EBITDA to Net Income for each of the businesses were not made available to Macquarie Capital in connection with the preparation of its fairness opinion or to Parent and Purchaser in connection with their due diligence review of the Company, but were provided to Macquarie Capital, Parent and Purchaser in preparation for the commencement of the Offer.

Statement of Operations—Forecast Model—Standalone Base MTSO Business

	Fiscal Year Ending December 31
	2012E	2013E	2014E	2015E	2016E
	(in millions)
Total Revenue	$482.8	$540.6	$517.7	$503.0	$505.9

Net Income	$25.1	$95.0	$67.0	$77.3	$90.6
Income tax provision	0.7	8.3	41.2	47.8	56.0
Interest expense, net	28.0	21.7	17.2	12.2	5.3
Depreciation and amortization	53.6	47.4	41.1	35.5	28.1
Cost of legal proceedings and settlements, net	0.9	0.5	0.5	0.5	0.5
Acquisition and restructuring	26.0	0.6	0.6	0.6	0.6
Other income (expense)	(7.0)	—	—	—	—
Share based compensation	1.6	—	—	—	—

Adjusted EBITDA	$128.9	$173.5	$167.6	$173.9	$181.1

Statement of Operations—Forecast Model—Standalone High Growth Business

	Fiscal Year Ending December 31
	2012E	2013E	2014E	2015E	2016E
	(in millions)
Total Revenue	$39.2	$130.3	$211.0	$323.3	$508.9

Net Income	$4.2	$14.5	$21.0	$41.8	$93.4
Income tax provision	—	1.2	12.7	25.1	56.6
Interest expense, net	1.6	3.3	5.3	6.4	5.5
Depreciation and amortization	1.5	7.2	12.6	18.8	28.5
Cost of legal proceedings and settlements, net	—	—	—	—	—
Acquisition and restructuring	—	—	—	—	—
Other income (expense)	—	—	—	—	—
Share based compensation	—	—	—	—	—

Adjusted EBITDA	$7.3	$26.2	$51.6	$92.1	$184.0

The information from the above financial forecasts should be evaluated, if at all, in conjunction with the other information regarding the Company contained elsewhere in this Schedule 14D-9 and the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. The Company does not intend to update or otherwise revise such prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate.

Forward-Looking Statements

Information provided and statements contained in this Schedule 14D-9 that are not purely historical, such as statements regarding expectations about the tender offer or future business plans, prospective performance and opportunities, regulatory approvals, the expected timing of the completion of the transaction and the ability to complete the transaction considering the various closing conditions, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Such forward-looking statements only speak as of the date of this Schedule 14D-9, and the Company assumes no obligation to update the information included in this Schedule 14D-9. Statements made in this Schedule 14D-9 that are forward-looking in nature may involve risks and uncertainties. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict, including, without limitation, the possibility that the transaction does not close, the risk that business disruption relating to the transaction may be greater than anticipated, the failure to obtain any required financing on favorable terms and other specific risk factors discussed herein and in other releases and public filings made by the Company (including filings by the Company with the SEC). Although the Company believes that the expectations reflected in such forward-looking statements are reasonable as of the date made, expectations may prove to have been materially different from the results expressed or implied by such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this Schedule 14D-9.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document
(a)(1)	Offer to Purchase, dated July 17, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Joint Press Release issued by the Company and One Equity Partners on July 2, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 3, 2012).

(a)(7)	Summary Advertisement as published in The Wall Street Journal on July 17, 2012 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(8)	Joint Press Release issued by the Company and One Equity Partners on July 17, 2012 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

(a)(9)	Complaint filed by Alan Kahn, on behalf of himself and all other similarly situated, on July 6, 2012, Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).

(a)(10)	Complaint filed by Edward Forstein, on behalf of himself and all other similarly situated, on July 9, 2012, Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(11)	Complaint filed by Scott Phillips, on behalf of himself and all other similarly situated, on July 10, 2012, Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(12)	Email from the Company to Employees, dated July 3, 2012 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 3, 2012).

(a)(13)	Email from the Company to Customers and Partners, dated July 3, 2012 (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 3, 2012).

(a)(14)	M*Modal Employee Q&A, dated July 3, 2012 (incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the SEC on July 3, 2012).

(a)(15)	Transcript of Analyst/Investor Conference Call, dated July 3, 2012 (incorporated by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K filed with the SEC on July 3, 2012).

Exhibit No.	Document
(a)(16)*	Opinion of Macquarie Capital (USA) Inc., dated July 2, 2012 (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated July 2, 2012, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 3, 2012).

(e)(2)	Limited Guaranty, dated July 2, 2012, by and between OEP V and the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Equity Commitment Letter, dated July 2, 2012, by and among OEP V, Parent and Purchaser (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(4)	Support Agreement, dated July 2, 2012, by and among Parent, Purchaser, S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment II, LLC, International Equities (S.A.C. Asia) Limited and S.A.C. MultiQuant Fund, LLC (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(5)	Confidentiality Agreement, dated April 11, 2012, by and between OEP IV and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(6)	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registration Statement on Form S-1 of MedQuist Holdings Inc. filed with the SEC on January 5, 2011).

(e)(7)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 24, 2012).

(e)(8)	MedQuist Inc. 2002 Stock Option Plan (incorporated by reference to Exhibit 10.15 of Amendment No. 2 to the Registration Statement on Form S-1 of MedQuist Holdings Inc. filed with the SEC on January 5, 2011).

(e)(9)	Form of Stock Option Agreement under the MedQuist Inc. 2002 Stock Option Plan (incorporated by reference to Exhibit 10.16 of Amendment No. 2 to the Registration Statement on Form S-1 of MedQuist Holdings Inc. filed with the SEC on January 5, 2011).

(e)(10)	MedQuist Inc. Long-Term Incentive Plan adopted on August 27, 2009 (incorporated by reference to Exhibit 10.17 of Amendment No. 2 to the Registration Statement on Form S-1 of MedQuist Holdings Inc. filed with the SEC on January 5, 2011).

(e)(11)	MedQuist Inc. Executive Deferred Compensation Plan, Amended and restated, Effective November 15, 2001 (incorporated by reference to Exhibit 10.18 of Amendment No. 2 to the Registration Statement on Form S-1 of MedQuist Holdings Inc. filed with the SEC on January 5, 2011).

(e)(12)	MedQuist Transcriptions, Ltd. 2010 Management Incentive Plan (incorporated by reference to Exhibit 10.19 of Amendment No. 2 to the Registration Statement on Form S-1 of MedQuist Holdings Inc. filed with the SEC on January 5, 2011).

(e)(13)	CBaySystems Holdings Limited 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 of Amendment No. 2 to the Registration Statement on Form S-1 of MedQuist Holdings Inc. filed with the SEC on January 5, 2011).

(e)(14)	Form of Share Option Agreement in connection with the 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.12 of Amendment No. 2 to the Registration Statement on Form S-1 of MedQuist Holdings Inc. filed with the SEC on January 5, 2011).

(e)(15)	MedQuist Holdings Inc. 2010 Senior Executive Bonus Plan (incorporated by reference to Exhibit 10.19.1 of Amendment No. 5 to the Registration Statement on Form S-1 of MedQuist Holdings Inc. filed with the SEC on January 28, 2011).

Exhibit No.	Document
(e)(16)	MedQuist Holdings Inc. 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 of Amendment No. 2 to the Registration Statement on Form S-1 of MedQuist Holdings Inc. filed with the SEC on January 5, 2011).

(e)(17)	MedQuist Holdings Inc. 2010 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.14 of Amendment No. 2 to the Registration Statement on Form S-1 of MedQuist Holdings Inc. filed with the SEC on January 5, 2011).

(e)(18)	Form of Restricted Stock Unit Award Agreement between MModal Inc. and Certain Officers (Time-Based) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 15, 2012).

(e)(19)	Form of Restricted Stock Unit Award Agreement between MModal Inc. and Certain Officers (Performance-Based) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 15, 2012).

(e)(20)	Employment Agreement by and between MedQuist Holdings Inc. and Roger L. Davenport dated July 11, 2011 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on July 12, 2011).

(e)(21)	Employment Agreement, dated August 15, 2011, by and between the Company and Ronald L. Scarboro (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 8, 2011).

(e)(22)	Employment Agreement, dated January 11, 2012, by and between the Company and Amy D. Amick (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 27, 2012).

(e)(23)	Offer of Employment between MedQuist Inc. and Michael Clark, dated April 21, 2005 (incorporated by reference to Exhibit 10.29.1 of Amendment No. 6 to the Registration Statement on Form S-1 of MedQuist Holdings Inc. filed with the SEC on February 4, 2011).

(e)(24)	Letter Agreement, dated as of April 21, 2005, between MedQuist Inc. and Michael Clark (incorporated by reference to Exhibit 10.69 to the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2012).

(e)(25)	Employment Agreement, dated October 12, 2011, by and between the Company and William Donovan (incorporated by reference to Exhibit 10.72 to the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2012).

(e)(26)	Employment Agreement, dated January 8, 2012, by and between the Company and Randy A. Drawas (incorporated by reference to Exhibit 10.75 to the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2012).

(e)(27)	Employment Agreement, dated August 18, 2011, by and between the Company and Michael Finke (incorporated by reference to Exhibit 10.55 of Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed with the SEC on October 4, 2011).

(e)(28)	Employment Agreement, dated August 18, 2011, by and between the Company and Juergen Fritsch (incorporated by reference to Exhibit 10.58 of Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed with the SEC on October 4, 2011).

(e)(29)	Employment Agreement, dated August 18, 2011, by and between the Company and Detlef Koll (incorporated by reference to Exhibit 10.61 of Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed with the SEC on October 4, 2011).

Exhibit No.	Document
(e)(30)	Amended and Restated Employment Agreement by and between CBaySystems Holdings Limited, CBay Inc., CBay Systems (India) Pvt. Ltd. and V. Raman Kumar, dated as of December 6, 2010 (incorporated by reference to Exhibit 10.21 of Amendment No. 5 to the Registration Statement on Form S-1 of MedQuist Holdings Inc. filed with the SEC on January 28, 2011).

(e)(31)	Employment Agreement, dated October 28, 2011, by and between the Company and Matthew Jenkins (incorporated by reference to Exhibit 10.73 to the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2012).

(e)(32)*	Employment Agreement, dated March 21, 2012, by and between the Company and Albert J. Musciano.

(e)(33)	Employment Agreement, dated January 1, 2012, by and between the Company and Michael E. Raymer (incorporated by reference to Exhibit 10.74 to the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2012).

(e)(34)*	Employment Agreement, dated March 20, 2012, by and between the Company and Kathryn F. Twiddy.

(e)(35)	Form of Indemnification Agreement between the Company and certain of its directors and officers (incorporated by reference to Exhibit 10.30.1 to Amendment No. 5 to the Registration Statement of MedQuist Holdings Inc. on Form S-1 filed with the SEC on January 28, 2011).

(e)(36)	Form of Management Indemnification Agreement by and between MedQuist Inc. and certain officers (incorporated by reference to Exhibit 10.31 to Amendment No. 2 to the Registration Statement on Form S-1 of MedQuist Holdings Inc. filed with the SEC on January 5, 2011).

(e)(37)	First Amendment to Form of Management Indemnification Agreement by and between MedQuist Inc. and certain officers (incorporated by reference to Exhibit 10.31.1 to Amendment No. 2 to the Registration Statement on Form S-1 of MedQuist Holdings Inc. filed with the SEC on January 5, 2011).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MMODAL INC.

Date: July 17, 2012	By:	/s/ Kathryn F. Twiddy
	Name:	Kathryn F. Twiddy
	Title:	Chief Legal Officer

Annex I

Macquarie Capital (USA) Inc.

A Member of the Macquarie Group of Companies

125 West 55th Street	Telephone	1 212 231 1000
New York NY 10019	Toll free	1 800 648 2878
UNITED STATES	Facsimile	1 212 231 1717
	Internet	www.macquarie.com

July 2, 2012

PERSONAL AND CONFIDENTIAL

Board of Directors

MModal Inc.

9009 Carothers Parkway, Suite C-2

Franklin, Tennessee 37067

Members of the Board of Directors:

We understand that, pursuant to an Agreement and Plan of Merger, to be dated as of the date hereof (the “Merger Agreement”) by and among Legend Parent, Inc. (“Acquiror”), Legend Acquisition Sub, Inc. (“Merger Sub”), and MModal Inc. (the “Company”), Acquiror will cause Merger Sub to commence a tender offer (the “Tender Offer”) to purchase all the outstanding shares of the common stock, par value $0.10 per share (the “Company Common Stock”), of the Company at a price per share of $14.00, net to the seller thereof in cash (the “Consideration”). The Merger Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company ( the “Merger”) and each outstanding share of Company Common Stock, other than Company Common Stock held by the Company as treasury stock or held by the Acquiror or Merger Sub (and including as a result of the exercise of the Top-Up Option by Merger Sub), in each case immediately prior to the Effective Time, and other than Dissenting Shares (such Company Common Stock held by the Company as treasury stock or held by the Acquiror or Merger Sub and such Dissenting Shares, collectively, the “Excluded Shares”), will be converted into the right to receive an amount in cash equal to the Consideration, without interest. The Tender Offer and the Merger, together and not separately, are referred to as the “Transaction”. As a result of the Transaction, the Company will become a wholly owned subsidiary of the Acquiror. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed in the Merger Agreement.

You have asked us whether, in our opinion, as of the date hereof, the Consideration to be paid to the holders of the Company Common Stock (other than holders of Excluded Shares) in the proposed Transaction is fair, from a financial point of view, to such holders of the Company Common Stock.

In connection with rendering our opinion, we have, among other things:

(i)	Reviewed a draft of the Merger Agreement dated July 2, 2012, which we have assumed is in substantially final form and will not vary in any respect material to our analysis;

(ii)	Reviewed certain publicly available business and financial information relating to the Company and its subsidiaries that we deemed to be relevant;

Macquarie Capital (USA) Inc. is not an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia), and its obligations do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542. Macquarie Bank Limited does not guarantee or otherwise provide assurance in respect of the obligations of Macquarie Capital (USA) Inc.

(iii)	Reviewed certain non-public internal financial statements and other non-public financial and operating data relating to the Company and its subsidiaries that were prepared and furnished to us by the management of the Company;

(iv)	Reviewed certain financial projections relating to the Company and its subsidiaries that were provided to us by the management of the Company and upon which we have been instructed to rely;

(v)	Discussed the past and current operations, financial projections, current financial condition and prospects of the Company and its subsidiaries with certain members of senior management of the Company;

(vi)	Reviewed the reported prices and trading activity of the Company Common Stock;

(vii)	Compared the financial performance of the Company with publicly available information concerning certain other companies that we deemed relevant, and compared the prices and trading activity of the Company Common Stock with that of certain publicly-traded companies that we deemed relevant;

(viii)	Reviewed the financial terms of certain publicly available transactions involving companies we deemed relevant;

(ix)	Considered the information garnered in our efforts to solicit and hold discussions with, at the direction of the Company, certain specified third parties to solicit indications of interest from such third parties in the possible acquisition of the Company; and

(x)	Performed such other financial analyses and examinations and considered such other factors that we deemed appropriate for purposes of this opinion.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking responsibility for independently verifying, the accuracy and completeness of the information reviewed by us or reviewed for us. With respect to the financial projections of the Company which were furnished to us, we have assumed that such financial projections have been reasonably prepared by the Company on bases reflecting the best currently available estimates and good faith judgments of the future competitive, operating and regulatory environments and related financial performance of the Company. We express no view as to any such financial projections or the assumptions on which they are based.

For purposes of rendering our opinion, we have assumed, with your consent, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Tender Offer and the Merger will be satisfied without waiver or modification thereof. We have further assumed, with your consent, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Tender Offer and the Merger will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Tender Offer or the Merger and that the Tender Offer and Merger will be consummated in accordance with the terms set forth in the Merger Agreement without material modification, waiver or delay.

We have not made, nor assumed any responsibility for making, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or any of its subsidiaries, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company or any of its subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, reaffirm or withdraw this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness from a financial point of view, as of the date hereof, to the holders of the Company Common Stock (other than holders of Excluded Shares), of the Consideration to be paid to such holders of the Company Common Stock in the proposed Transaction. We do not express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities or options, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration in cash to be paid to the holders of the Company Common Stock (other than holders of Excluded Shares) pursuant to the Merger Agreement or otherwise. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Acquiror or the ability of the Company or Acquiror to pay its obligations when they come due.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive fees for our services, the substantial portion of which is contingent upon consummation of the Tender Offer. We will also receive a fee in connection with the delivery of this opinion. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of business, Macquarie Capital (USA) Inc. or its affiliates may actively trade in the debt and equity securities (including bank loans), or options on securities, of (x) the Company, affiliates of the Company and their portfolio companies, (y) affiliates of the Acquiror and portfolio companies of the Acquiror and its affiliates and (z) any other company that may be involved in the Transaction, for its and their own accounts and for the accounts of its and their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates have in the past provided, may be currently providing and in the future may provide, financial advisory services to the Company, affiliates of the Company and their portfolio companies, and to the Acquiror and its affiliates and its and their portfolio companies, for which we or such affiliates have received, and/or would expect to receive, compensation, including (i) having acted as a lender to the Company under its credit facility, as book runner of an initial public offering for the Company and as dealer manager in an exchange offer undertaken by the Company, (ii) having acted as joint book runner and/or lender for the credit facility of a portfolio company of Acquiror, (iii) having acted as joint book runner and/or lender for credit facilities of a portfolio company of S.A.C. PEI CB Investment, L.P. (which is the Company’s largest shareholder) or one of its affiliates and (iv) having acted as financial advisor to a portfolio company of S.A.C. PEI CB Investment, L.P. or one of its affiliates. In addition, we and our affiliates may invest in one or more funds managed by affiliates of the Company, including an investment in a fund whose principals are directors of the Company.

It is understood that this opinion is solely for the information of the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction, and may not be disclosed to any third party or used for any other purpose without our prior written consent, except that a copy of this opinion may be included in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law, provided that the opinion is reproduced in full in such filing and any description of or reference to us or summary of this opinion and the related analyses in such filing is in a form reasonably acceptable to us. Our opinion does not constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender its shares in the Tender Offer or how such holder should otherwise act or vote in connection with the Transaction or any other matter. This opinion has been approved by a fairness opinion committee of Macquarie Capital (USA) Inc.

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Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders of the Company Common Stock (other than holders of Excluded Shares) in the proposed Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

MACQUARIE CAPITAL (USA) INC.

/s/ Macquarie Capital (USA) Inc.

Annex II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of

Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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